BMO Financial Group Reports First Quarter 2019 Results

REPORT TO SHAREHOLDERS

Financial Results Highlights

First Quarter 2019 Compared With First Quarter 2018:

•	Net income[1] of $1,510 million, up 55%; adjusted net income[2] of $1,538 million, up 8%

•	Net revenue[3,4] of $5,591 million, up 6%

•	EPS[5] of $2.28, up 59%; adjusted EPS[2,5] of $2.32, up 10%

•	ROE of 13.6%; adjusted ROE[2] of 13.9% unchanged from the prior year

•	Provision for credit losses (PCL) of $137 million, compared with $141 million in the prior year

•	Common Equity Tier 1 Ratio of 11.4%

Toronto, February 26, 2019 – For the first quarter ended January 31, 2019, BMO Financial Group recorded net income of $1,510 million or $2.28 per share on a reported basis, and net income of $1,538 million or $2.32 per share on an adjusted basis.

“BMO’s good performance this quarter reflects the benefits of our diversified and attractive business mix which continues to deliver sustainable growth, with adjusted earnings per share up 10% from last year. Our North American P&C banking businesses performed very well, particularly across our U.S. platform and in commercial banking, reflecting strong performance against solid economic fundamentals in Canada and the United States and a credit environment that remains strong and stable, while our market-sensitive businesses were impacted by the challenging revenue environment earlier in the quarter,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“Across our businesses, we are accelerating growth on both sides of the balance sheet, by serving more customers, expanding relationships and delivering more value while maintaining our consistent and disciplined risk and underwriting practices. We continue to invest in our digital and innovation agenda for the benefit of our customers and to create sustainable efficiency and positive operating leverage, which we achieved once again this quarter. We are well-positioned to build on our performance through the year,” concluded Mr. White.

Reported net income in the first quarter of 2018 included a $425 million charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act.

Return on equity (ROE) was 13.6%, up from 9.4% in the prior year and adjusted ROE was 13.9%, unchanged from the prior year. Return on tangible common equity (ROTCE) was 16.5%, compared with 11.5% in the prior year and adjusted ROTCE was 16.6%, down from 16.7% in the prior year.

Concurrent with the release of results, BMO announced a second quarter 2019 dividend of $1.00 per common share, unchanged from the preceding quarter and up $0.07 per share or 8% from the prior year. The quarterly dividend of $1.00 per common share is equivalent to an annual dividend of $4.00 per common share.

Our complete First Quarter 2019 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2019, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1)

Reported net income in the first quarter of 2018 included a $425 million charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act.

(2)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(3)	Net revenue is reported on a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.
(4)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(5)	All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total preferred share dividends.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

First Quarter Operating Segment Overview

Canadian P&C

Reported net income of $647 million increased $1 million and adjusted net income of $648 million increased $2 million from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect revenue growth, partially offset by higher expenses and higher provisions for credit losses. Prior year results benefited from a gain.

During the quarter, we received the Top Digital Innovation Award at the 2018 Banking Technology Awards for BMO QuickPay, a new and simple way for customers to pay their bills, utilizing optical character recognition and machine learning capabilities. BMO QuickPay is currently in pilot and is expected to be rolled out by the end of the year. It is designed to help customers avoid missing bill payments and make their day-to-day financial lives easier.

U.S. P&C

Reported net income of $444 million increased $134 million or 43%, and adjusted net income of $454 million increased $133 million or 42% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$332 million increased US$85 million or 34%, and adjusted net income of US$340 million increased US$84 million or 33% from the prior year largely due to strong revenue growth, the full quarter benefit from U.S. tax reform and lower provisions for credit losses, partially offset by higher expenses.

During the quarter, BMO Harris Bank was featured on Forbes annual America’s Best Employers for Diversity 2019 list, which is based on an independent survey from a sample of more than 50,000 U.S.-based employees. In addition, we enhanced our digital capabilities by launching our new digital banking online and mobile experience to a large portion of our U.S. customers. This new platform will play an important role as we adapt to the continuously evolving needs of our employees and customers.

BMO Wealth Management

Reported net income of $239 million compared with $266 million in the prior year, and adjusted net income of $249 million compared with $276 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $174 million and adjusted net income of $184 million both decreased $10 million or 6%, reflecting weaker global market conditions. Insurance net income of $65 million was down from a higher level in the prior year.

BMO Global Asset Management was recognized at the 2018 Thomson Reuters Lipper Fund Awards with three BMO Exchange Traded Funds (ETFs) and three BMO Mutual Funds claiming top honours for providing consistently strong, risk-adjusted performance, relative to their peers.

BMO Capital Markets

Reported net income of $255 million and adjusted net income of $262 million compared with $271 million on both a reported and an adjusted basis in the prior year. Adjusted net income excludes amortization of acquisition-related intangible assets and acquisition integration costs in the current quarter. Higher Investment and Corporate Banking revenue was more than offset by higher expenses and provisions for credit losses, and lower Trading Products revenue.

BMO Capital Markets was a lead manager in the largest-ever Sovereign, Supranational Agency bond issue of $1.5 billion in the Canadian market with the World Bank’s Sustainable Development Bond, which raised awareness for the benefits of investing in health and nutrition of women, children and adolescents around the world.

Corporate Services

Corporate Services reported and adjusted net loss of $75 million for the quarter compared with a reported net loss of $520 million and an adjusted net loss of $92 million in the prior year. Adjusted results in the prior year exclude a one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset of $425 million.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% at January 31, 2019. The CET1 Ratio increased from 11.3% at the end of the fourth quarter as retained earnings growth, higher accumulated other comprehensive income from unrealized gains on securities and other smaller items, more than offset strong business growth, impacts from regulatory changes and share repurchases during the quarter.

Provision for Credit Losses

Total provision for credit losses was $137 million, a decrease of $4 million from the prior year. The provision for credit losses on impaired loans of $127 million decreased $47 million from $174 million in the prior year, primarily due to lower provisions in the U.S. P&C business, in part due to a recovery in the current quarter. There was a $10 million provision for credit losses on performing loans in the quarter, compared with a recovery of credit losses of $33 million in the prior year.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2019 1

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group First Quarter Report 2019

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of February 26, 2019. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2019, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2018, and the MD&A for fiscal 2018.

BMO’s 2018 Annual Report includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Financial Highlights			22	Balance Sheet
5	Non-GAAP Measures			23	Transactions with Related Parties
6	Caution Regarding Forward-Looking Statements			23	Off-Balance Sheet Arrangements
6	Economic Review and Outlook			23	Accounting Policies and Critical Accounting Estimates
7	Foreign Exchange			23	Changes in Accounting Policies
8	Net Income			24	Future Changes in Accounting Policies
8	Revenue			24	Select Financial Instruments
9	Provision for Credit Losses			24	Disclosure for Domestic Systemically Important Banks
10	Impaired Loans			24	Other Regulatory Developments
10	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities			25	Risk Management
10	Non-Interest Expense				25	Market Risk
10	Income Taxes				26	Liquidity and Funding Risk
11	Capital Management				30	Credit Ratings
14	Review of Operating Groups’ Performance				33	European Exposures
	14	Personal and Commercial Banking (P&C)		35	Interim Consolidated Financial Statements
		15	Canadian Personal and Commercial Banking (Canadian P&C)		35	Consolidated Statement of Income
		16	U.S. Personal and Commercial Banking (U.S. P&C)		36	Consolidated Statement of Comprehensive Income
	18	BMO Wealth Management			37	Consolidated Balance Sheet
	19	BMO Capital Markets			38	Consolidated Statement of Changes in Equity
	20	Corporate Services			39	Consolidated Statement of Cash Flows
21	Summary Quarterly Earnings Trends				40	Notes to Consolidated Financial Statements
				55	Investor and Media Information

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of January 31, 2019, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2019, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group First Quarter Report 2019 3

Financial Highlights

(Canadian $ in millions, except as noted)	Q1-2019	Q4-2018	Q1-2018

Summary Income Statement
Net interest income (1)	3,172	3,015	2,875
Non-interest revenue (1)(2)	3,345	2,878	2,763
Revenue (1)(2)	6,517	5,893	5,638
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	926	390	361
Revenue, net of CCPB	5,591	5,503	5,277
Provision for credit losses on impaired loans	127	177	174
Provision for (recovery of) credit losses on performing loans	10	(2)	(33)
Total provision for credit losses	137	175	141
Non-interest expense (2)	3,557	3,193	3,400
Provision for income taxes	387	438	763
Net income	1,510	1,697	973
Attributable to bank shareholders	1,510	1,697	973
Adjusted net income	1,538	1,531	1,422

Common Share Data ($ except as noted)
Earnings per share	2.28	2.58	1.43
Adjusted earnings per share	2.32	2.32	2.12
Earnings per share growth (%)	59.5	42.4	(35.4)
Adjusted earnings per share growth (%)	9.5	19.7	(6.8)
Dividends declared per share	1.00	0.96	0.93
Book value per share	67.37	64.73	59.76
Closing share price	96.18	98.43	101.33
Number of common shares outstanding (in millions)
End of period	638.4	639.3	645.5
Average diluted	640.4	641.8	649.9
Total market value of common shares ($ billions)	61.4	62.9	65.4
Dividend yield (%)	4.2	3.9	3.7
Dividend payout ratio (%)	43.8	37.2	64.9
Adjusted dividend payout ratio (%)	43.0	41.3	43.7

Financial Measures and Ratios (%)
Return on equity	13.6	16.1	9.4
Adjusted return on equity	13.9	14.5	13.9
Return on tangible common equity	16.5	19.5	11.5
Adjusted return on tangible common equity	16.6	17.3	16.7
Net income growth	55.1	38.6	(34.3)
Adjusted net income growth	8.1	17.1	(6.7)
Revenue growth	15.6	5.0	5.2
Revenue growth, net of CCPB	6.0	9.1	(1.5)
Non-interest expense growth	4.6	(4.4)	1.5
Adjusted non-interest expense growth	4.5	6.2	2.3
Efficiency ratio, net of CCPB	63.6	58.0	64.4
Adjusted efficiency ratio, net of CCPB	63.0	62.2	63.8
Operating leverage, net of CCPB	1.4	13.5	(3.0)
Adjusted operating leverage, net of CCPB	1.5	2.9	(3.8)
Net interest margin on average earning assets	1.69	1.68	1.74
Effective tax rate	20.4	20.6	43.9
Adjusted effective tax rate	20.4	19.7	19.5
Total PCL-to-average net loans and acceptances (annualized)	0.13	0.18	0.15
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.12	0.18	0.19

Balance Sheet (as at $ millions, except as noted)
Assets	806,597	774,075	727,933
Gross loans and acceptances	420,761	404,215	374,991
Net loans and acceptances	419,133	402,576	373,367
Deposits	532,199	520,928	475,565
Common shareholders’ equity	43,009	41,381	38,579
Cash and securities-to-total assets ratio (%)	29.3	29.9	29.0

Capital Ratios (%)
CET1 Ratio	11.4	11.3	11.1
Tier 1 Capital Ratio	12.7	12.9	12.8
Total Capital Ratio	15.1	15.2	15.2
Leverage Ratio	4.2	4.2	4.3

Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3131	1.3169	1.2304
Average Canadian/U.S. dollar	1.3351	1.3047	1.2575

(1)

Effective the first quarter of 2019, certain dividend income in our Trading Products business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

4 BMO Financial Group First Quarter Report 2019

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars, and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q1-2019	Q4-2018	Q1-2018

Reported Results
Revenue	6,517	5,893	5,638
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(926)	(390)	(361)
Revenue, net of CCPB	5,591	5,503	5,277
Total provision for credit losses	(137)	(175)	(141)
Non-interest expense	(3,557)	(3,193)	(3,400)
Income before income taxes	1,897	2,135	1,736
Provision for income taxes	(387)	(438)	(763)
Net income	1,510	1,697	973
EPS ($)	2.28	2.58	1.43

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(6)	(18)	(4)
Amortization of acquisition-related intangible assets (3)	(31)	(31)	(28)
Benefit from the remeasurement of an employee benefit liability (4)	-	277	-
Adjusting items included in reported pre-tax income	(37)	228	(32)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(4)	(13)	(3)
Amortization of acquisition-related intangible assets (3)	(24)	(24)	(21)
Benefit from the remeasurement of an employee benefit liability (4)	-	203	-
U.S. net deferred tax asset revaluation (5)	-	-	(425)
Adjusting items included in reported net income after tax	(28)	166	(449)
Impact on EPS ($)	(0.04)	0.26	(0.69)

Adjusted Results
Revenue	6,517	5,893	5,638
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(926)	(390)	(361)
Revenue, net of CCPB	5,591	5,503	5,277
Total provision for credit losses	(137)	(175)	(141)
Non-interest expense	(3,520)	(3,421)	(3,368)
Income before income taxes	1,934	1,907	1,768
Provision for income taxes	(396)	(376)	(346)
Net income	1,538	1,531	1,422
EPS ($)	2.32	2.32	2.12

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)

Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. KGS–Alpha acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.

(3)	These expenses were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 14, 15, 16, 18 and 19.
(4)

Q4-2018 included a $277 million pre-tax benefit from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees. This amount has been included in non-interest expense.

(5)

Charge related to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cut and Jobs Act. For more information see the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group First Quarter Report 2019 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2019 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the Canadian housing market; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 79 of BMO’s 2018 Annual Report, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section on page 78 of BMO’s 2018 Annual Report, and the Risk Management section on page 25 in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 Annual Report under the heading “Economic Developments and Outlook”, as updated by the Economic Review and Outlook section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the following Economic Review and Outlook section.

Economic Review and Outlook

Canada’s economy has slowed in response to higher interest rates and stricter policy measures designed to restrain the housing market and household credit expansion. Real GDP is expected to increase 1.8% in 2019, down from an estimated 2.0% in 2018. This moderate pace will likely keep the unemployment rate close to four-decade lows averaging 5.7% in the year. The rate of personal consumption growth is projected to moderate to 1.6% in 2019 from an estimated 2.2% last year amid the slowest household credit growth since 1983. Industry-wide consumer credit is anticipated to increase 2.9% this year, while residential mortgage demand should expand 3.0%. The rate of business investment is projected to slow to around 2% in response to higher interest rates and the recent decline in oil prices, resulting in some moderation in industry-wide business loan growth to 5.6% from an estimated 6.3% last year. Despite support from a continued low-valued Canadian dollar, exports are likely to moderate in response to a slowing global economy. The Bank of Canada is expected to increase its main policy rate by 25 basis points in 2019, which could mark the end of the current tightening cycle. Restrained inflation should allow longer-term interest rates to remain relatively low. The economy faces risks related to oil prices and global trade policies. The possibility that the new North American trade deal (USMCA) will not be ratified by the legislatures of the three nations is a downside risk to the economic outlook.

The U.S. economy remains healthy, but is moderating in response to less supportive fiscal and monetary policies. Real GDP is expected to expand 2.4% in 2019, down from an estimated 2.9% in 2018. The earlier partial shutdown of the federal government will depress activity in the first quarter. Still, the labour market remains healthy and the unemployment rate should decline to 3.5% by year-end, marking the second lowest level since 1953. Supported by higher incomes, consumer spending is expected to increase 2.7% in 2019, encouraging industry-wide consumer credit growth of 3.4%. In response to weaker housing market activity, residential mortgage demand will likely increase a moderate 3.8% in 2019. The rate of business investment should slow to around 3% in 2019 from more than 6% in 2018 due to diminished support from tax reforms, resulting in more moderate industry-wide business credit growth of 5.9%. Exports are likely to weaken in response to a strong U.S. dollar, slower global demand and retaliatory tariffs. The Federal Reserve is projected to raise its main policy rate by only 25 basis points this year. The main risks to the economic outlook relate to a possible increase in trade protectionism and U.S. political instability. While the imposed tariffs to date are estimated to slow the economy only modestly, further restrictive trade policies could lead to an increase in joblessness.

The rate of economic expansion in the U.S. Midwest region, which includes the six contiguous states within the BMO footprint, is expected to moderate to 1.9% in 2019 from an estimated 2.1% in 2018 in response to less supportive financial conditions, slower automotive production and weaker exports.

Uncertainty related to Brexit is unlikely to have a material adverse impact on the North American economy.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

6 BMO Financial Group First Quarter Report 2019

Foreign Exchange

The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenues, expenses and provisions for (recoveries of) credit losses arise.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

Please refer to the Enterprise-Wide Capital Management section on page 69 of the 2018 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income, primarily as a result of the translation of our investment in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please refer to the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q1-2019
(Canadian $ in millions, except as noted)	vs. Q1-2018	vs. Q4-2018
Canadian/U.S. dollar exchange rate (average)
Current period	1.3351	1.3351
Prior period	1.2575	1.3047

Effects on U.S. segment reported results
Increased net interest income	67	27
Increased non-interest revenue	41	17
Increased revenues	108	44
Increased provision for credit losses	(3)	(2)
Increased expenses	(77)	(32)
Increased income taxes (1)	(33)	(1)
Increased reported net income (1)	(5)	9
Impact on earnings per share ($) (1)	(0.01)	0.01

Effects on U.S. segment adjusted results
Increased net interest income	67	27
Increased non-interest revenue	41	17
Increased revenues	108	44
Increased provision for credit losses	(3)	(2)
Increased expenses	(76)	(31)
Increased income taxes	(7)	(1)
Increased adjusted net income	22	10
Impact on adjusted earnings per share ($)	0.03	0.01

(1)

Reported net income in the first quarter of 2018 included a $425 million (US$339 million) charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. Results reflect the impact of foreign exchange revaluation of the tax charge.

  Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2019 7

Net Income

Q1 2019 vs. Q1 2018

Net income was $1,510 million, up $537 million or 55% from the prior year. Adjusted net income was $1,538 million, up $116 million or 8% from the prior year, or 6% excluding the impact of the stronger U.S. dollar. Adjusted net income excludes a $425 million one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset due to U.S. tax reform in the prior year and the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. EPS of $2.28 was up $0.85 or 59% from the prior year. Adjusted EPS of $2.32 was up $0.20 or 10%.

Growth in adjusted results largely reflects strong performance in our U.S. businesses and a lower Corporate Services net loss, partially offset by a decrease in Wealth Management net income, primarily due to weaker equity markets.

Q1 2019 vs. Q4 2018

Net income was down $187 million or 11% from the prior quarter. Adjusted net income was up $7 million or 1%, or unchanged excluding the impact of the stronger U.S. dollar. Adjusted net income excludes a benefit of $203 million after-tax from a remeasurement of an employee benefit liability in the prior quarter, and the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. The current quarter reflected higher expenses due to stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year. EPS was down $0.30 or 12% and adjusted EPS was unchanged.

Adjusted results reflect higher net income in U.S. P&C. and in Wealth Management. These increases were largely offset by lower net income in BMO Capital Markets and in Canadian P&C.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue (1) (2)

Q1 2019 vs. Q1 2018

Revenue of $6,517 million increased $879 million or 16% from the prior year, or 13% excluding the impact of the stronger U.S. dollar. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue of $5,591 million increased $314 million or 6%, or 4% excluding the impact of the stronger U.S. dollar. Revenue increased in the P&C businesses with particularly strong performance in U.S. P&C, in Corporate Services and in BMO Capital Markets. Wealth Management revenue was lower due to the impact of weaker equity markets.

Net interest income of $3,172 million increased $297 million or 10%, or $231 million or 8% excluding the impact of the stronger U.S. dollar. Net interest income excluding trading of $2,896 million increased $263 million or 10%, or $201 million or 8% excluding the impact of the stronger U.S. dollar, largely due to higher deposit and loan volumes in the operating groups. Average earning assets of $744.2 billion increased $88.2 billion or 13%, or 11% excluding the impact of the stronger U.S. dollar, due to loan growth, higher securities borrowed or purchased under resale agreements, higher securities, and increased cash resources. BMO’s overall net interest margin decreased 5 basis points, and 7 basis points on an excluding trading basis, primarily driven by lower spreads in BMO Capital Markets.

Net non-interest revenue of $2,419 million increased $17 million or 1%, or decreased 1% excluding the impact of the stronger U.S. dollar, mainly due to lower insurance and mutual fund revenue, lower securities gains, including the impact of a gain related to the restructuring of Interac Corporation in the prior year, and lower securities, commissions and fees, partially offset by higher lending-related and other fees.

Gross insurance revenue increased $542 million from the prior year, mainly due to higher annuity sales and decreases in long-term interest rates increasing the fair value of investments in the current quarter compared with the prior year. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities comprise predominantly fixed income and some equity assets. These investments are recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB, as discussed on page 10. We generally focus on analyzing revenue net of CCPB given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Q1 2019 vs. Q4 2018

Revenue increased $624 million or 11% from the prior quarter. Net revenue increased $88 million or 2%, or $44 million or 1% excluding the impact of the stronger U.S. dollar, driven by increases in the P&C businesses and Wealth Management. Corporate Services and BMO Capital Markets were relatively unchanged quarter-over-quarter.

Net interest income of $3,172 million increased $157 million or 5%, compared with the prior quarter or $131 million or 4% excluding the impact of the stronger U.S. dollar. Net interest income excluding trading of $2,896 million increased $122 million or 4%, compared with the prior quarter, or $96 million or 3% excluding the impact of the stronger U.S. dollar, mainly due to higher deposit and loan volumes in the operating groups.

Average earning assets increased $32.5 billion or 5%, or 4% excluding the impact of the stronger U.S. dollar, largely due to loan growth and higher securities. Net interest margin increased 1 basis point on both an overall and an excluding trading basis, primarily due to improved deposit volumes and spreads in U.S. P&C.

(1)

Effective the first quarter of 2019, certain dividend income in our Trading Products business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

8 BMO Financial Group First Quarter Report 2019

Net non-interest revenue decreased $69 million or 3%, largely due to lower market-based revenues and securities gains, partially offset by higher insurance and lending revenue.

Gross insurance revenue increased $564 million, due to market impacts increasing the fair value of investments in the current quarter compared with the prior quarter and higher annuity sales in the current quarter. The increase in insurance revenue was largely offset by higher insurance claims, commissions and changes in policy benefit liabilities as discussed on page 10.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Provision for Credit Losses

Q1 2019 vs. Q1 2018

Total provision for credit losses was $137 million, a decrease of $4 million from the prior year. The provision for credit losses on impaired loans of $127 million decreased $47 million from $174 million in the prior year, primarily due to lower provisions in our U.S. P&C business, largely resulting from a recovery on consumer loans and lower commercial losses. There was a provision for credit losses on performing loans of $10 million, compared with a recovery of credit losses of $33 million in the prior year. The $10 million provision included an increase caused by a downward revision of the future economic outlook and by portfolio growth, largely offset by the impact of improved credit quality in the portfolio.

Q1 2019 vs. Q4 2018

Total provision for credit losses was down $38 million from the prior quarter. The provision for credit losses on impaired loans decreased $50 million to $127 million, primarily due to lower U.S. P&C consumer loan provisions resulting from a recovery and lower provisions on commercial loans in both the U.S. and Canadian P&C businesses. There was a $10 million provision for credit losses on performing loans in the quarter, compared with a recovery of credit losses on performing loans of $2 million in the prior quarter.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q1-2019
Provision for (recovery of) credit losses on impaired loans	114	15	129	2	1	(5)	127
Provision for (recovery of) credit losses on performing loans	6	(9)	(3)	-	14	(1)	10
Total provision for (recovery of) credit losses	120	6	126	2	15	(6)	137

Q4-2018
Provision for (recovery of) credit losses on impaired loans	118	61	179	2	(3)	(1)	177
Provision for (recovery of) credit losses on performing loans	(15)	18	3	1	(4)	(2)	(2)
Total provision for (recovery of) credit losses	103	79	182	3	(7)	(3)	175

Q1-2018
Provision for (recovery of) credit losses on impaired loans	97	77	174	1	(1)	-	174
Provision for (recovery of) credit losses on performing loans	4	(30)	(26)	(2)	(4)	(1)	(33)
Total provision for (recovery of) credit losses	101	47	148	(1)	(5)	(1)	141

Provision for Credit Losses Performance Ratios

	Q1-2019	Q4-2018	Q1-2018
Total PCL-to-average net loans and acceptances (annualized) (%)	0.13	0.18	0.15
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.12	0.18	0.19

BMO Financial Group First Quarter Report 2019 9

Impaired Loans

Total gross impaired loans (GIL) were $2,019 million at the end of the current quarter, down from $2,149 million in the prior year, with the largest decrease in impaired loans in service industries and commercial real estate. GIL increased $83 million from $1,936 million in the fourth quarter of 2018.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $467 million, up from $443 million in the fourth quarter of 2018 and down from $535 million in the prior year.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)

(Canadian $ in millions, except as noted)	Q1-2019	Q4-2018	Q1-2018
GIL, beginning of period	1,936	2,076	2,220
Classified as impaired during the period	467	443	535
Transferred to not impaired during the period	(125)	(188)	(176)
Net repayments	(137)	(214)	(244)
Amounts written-off	(119)	(194)	(123)
Recoveries of loans and advances previously written-off	-	-	-
Disposals of loans	-	(5)	-
Foreign exchange and other movements	(3)	18	(63)
GIL, end of period	2,019	1,936	2,149
GIL to gross loans and acceptances (%)	0.48	0.48	0.57

(1)	GIL excludes purchased credit impaired loans.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $926 million in the first quarter of 2019, an increase of $565 million from $361 million in the first quarter of 2018, due to the impact of higher annuity sales and decreases in long-term interest rates increasing the fair value of policy benefit liabilities compared with the prior year. CCPB increased $536 million from $390 million in the fourth quarter of 2018, due to market impacts increasing the fair value of policy benefit liabilities in the current quarter compared with the prior quarter and the impact of higher annuity sales in the current quarter, partially offset by lower reinsurance claims in the current quarter. The changes related to the fair value of policy benefit liabilities and annuity sales were largely offset in insurance revenue.

Non-Interest Expense

Reported non-interest expense of $3,557 million increased $157 million or 5% from the prior year. Adjusted non-interest expense of $3,520 million increased $152 million or 5%, or 2% excluding the impact of the stronger U.S. dollar, largely reflecting higher employee-related and technology costs in the current year. Adjusted non-interest expense excludes acquisition integration costs and the amortization of acquisition-related intangible assets in both periods.

Reported non-interest expense increased $364 million or 11% from the prior quarter. Adjusted non-interest expense increased $99 million or 3%, or 2% excluding the impact of the stronger U.S. dollar, driven by higher employee-related costs, primarily due to stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, partially offset by lower other expenses. Adjusted non-interest expense excludes a $277 million pre-tax benefit from the remeasurement of an employee benefit liability in the fourth quarter of 2018, as well as acquisition integration costs and the amortization of acquisition-related intangible assets in both periods.

Reported operating leverage on a net revenue basis was positive 1.4% year-over-year. Adjusted operating leverage on a net revenue basis was positive 1.5% year-over-year.

The reported efficiency ratio was 54.6%, compared with 60.3% in the prior year and was 63.6% on a net revenue basis, compared with 64.4% in the prior year. The adjusted efficiency ratio was 54.0%, compared with 59.7% in the prior year and was 63.0% on a net revenue basis, compared with 63.8% in the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $387 million decreased $376 million from the first quarter of 2018 and decreased $51 million from the fourth quarter of 2018. The effective tax rate for the quarter was 20.4%, compared with 43.9% in the prior year and 20.6% in the fourth quarter of 2018. Reported net income in the first quarter of 2018 included a one-time non-cash charge of $425 million, due to the revaluation of our U.S. net deferred tax asset as a result of U.S. tax reform.

The adjusted provision for income taxes of $396 million increased $50 million from the prior year and increased $20 million from the fourth quarter of 2018. The adjusted effective tax rate was 20.4% in the current quarter, compared with 19.5% in the prior year and 19.7% in the fourth quarter of 2018. The higher adjusted effective tax rate in the current quarter relative to the first quarter of 2018 was primarily due to changes in earnings mix, including lower tax exempt income from securities, partially offset by a full quarter benefit from U.S. tax reform. The higher adjusted effective tax rate in the current quarter relative to the fourth quarter of 2018 was primarily due to a favourable U.S. tax item in the prior quarter.

On a taxable equivalent basis (teb), the reported effective tax rate for the quarter was 23.1%, compared with 47.6% in the prior year and 23.0% in the fourth quarter of 2018. On a teb basis, the adjusted effective tax rate for the quarter was 23.1%, compared with 24.7% in the prior year and 22.5% in the fourth quarter of 2018.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

10 BMO Financial Group First Quarter Report 2019

Capital Management

First Quarter 2019 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% at January 31, 2019.

The CET1 Ratio increased from 11.3% at the end of the fourth quarter as retained earnings growth, higher accumulated other comprehensive income (AOCI) from unrealized gains on securities and other smaller items, more than offset strong business growth, impacts from regulatory changes and share repurchases during the quarter.

CET1 Capital was $33.7 billion at January 31, 2019, up from $32.7 billion at October 31, 2018, mainly due to retained earnings growth, higher AOCI from unrealized gains on securities and other smaller items, partially offset by share repurchases during the quarter.

Risk-weighted assets (RWA) were $297.0 billion at January 31, 2019, up from $289.2 billion at October 31, 2018, driven by strong business growth and regulatory changes, including the fully phased-in credit valuation adjustment, partially offset by methodology and asset quality changes.

The bank’s Tier 1 and Total Capital Ratios were 12.7% and 15.1%, respectively, at January 31, 2019, compared with 12.9% and 15.2%, respectively, at October 31, 2018. The Tier 1 and Total Capital Ratios were lower mainly due to higher RWA as discussed above, partially offset by higher capital, net of the redemption of a $450 million Additional Tier 1 instrument.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. BMO may manage the impact of foreign exchange movements on its capital ratios and did so during the first quarter. Any such activities could also impact our book value and return on equity.

BMO’s Basel III Leverage Ratio was 4.2% at January 31, 2019, consistent with October 31, 2018.

Regulatory Developments

In January 2019, the Basel Committee on Banking Supervision (BCBS) issued final standards on the Minimum Capital Requirements for Market Risk (the Final Market Risk Framework) to address the outstanding design and calibration issues of the 2016 framework and provide further clarity to facilitate its implementation. The Final Market Risk Framework will take effect on January 1, 2022, concurrent with the implementation of the final Basel III reforms published in December 2017.

In December 2018, the Office of the Superintendent of Financial Institutions (OSFI) issued for consultation revisions to the Large Exposure Limits guideline for Canadian Domestic Systemically Important Banks (D-SIBs) and their OSFI regulated deposit-taking institution subsidiaries for implementation in the first quarter of fiscal 2020. There are a number of revisions to the large exposure limit calculation including moving the eligible capital base from Total Capital to Tier 1 Capital, introducing tighter limits for exposures to systemically important banks, and providing for the recognition of eligible credit risk mitigation techniques. The draft guideline also provides additional guidance for determining groups of connected counterparties.

In December 2018, OSFI set the level of the Domestic Stability Buffer (DSB), applicable to D-SIBs, at 1.75%, up from 1.5%, effective April 30, 2019. The increase reflects OSFI’s assessment of identified systemic vulnerabilities including Canadian consumer indebtedness, asset imbalances in the Canadian market, and Canadian institutional indebtedness. The DSB, which is met with CET1 capital, can be set between 0% and 2.5% of total RWA.

In November 2018, OSFI implemented its revised Capital Adequacy Requirements (CAR) Guideline. The main revisions include the domestic implementation of the standardized approach for counterparty credit risk (SA-CCR) and the revised capital requirements for bank exposures to central counterparties, as well as a revised securitization framework. These changes resulted in a modest increase to the amount of capital we are required to hold. In November 2018, OSFI also implemented the revised Leverage Requirements Guideline to align with the changes for counterparty credit risk and the securitization framework in the revised CAR Guideline.

The Canadian Bail-In Regime, including OSFI’s Total Loss Absorbing Capacity (TLAC) Guideline, came into effect on September 23, 2018. Under this regime, the bank is required to meet target TLAC requirements by November 1, 2021. The targets are currently set at a risk-based TLAC ratio of 23.25% RWA and a TLAC leverage ratio of 6.75%, which we expect to meet when effective. Since September, BMO has issued approximately $3 billion in TLAC-eligible funding, including a US$1.75 billion inaugural benchmark bail-in debt transaction which closed on February 5, 2019.

For a more detailed discussion of regulatory developments, see the Enterprise-Wide Capital Management section on pages 69 to 75, the Liquidity and Funding Risk section on pages 100 to 108 and the Legal and Regulatory Risk section on pages 112 to 114 of BMO’s 2018 Annual Report.

BMO Financial Group First Quarter Report 2019 11

Regulatory Capital

Regulatory capital requirements for BMO are determined in accordance with OSFI’s CAR Guideline, which is based on the capital standards developed by the BCBS. For more information see the Enterprise-Wide Capital Management section on pages 69 to 75 of BMO’s 2018 Annual Report.

OSFI’s capital requirements are summarized in the following table.

(% of risk-weighted assets)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at January 31, 2019
Common Equity Tier 1 Ratio	4.5%	3.5%	1.5%	9.5%	11.4%
Tier 1 Capital Ratio	6.0%	3.5%	1.5%	11.0%	12.7%
Total Capital Ratio	8.0%	3.5%	1.5%	13.0%	15.1%
Leverage Ratio	3.0%	na	na	3.0%	4.2%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers for BMO include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for D-SIBs and a Countercyclical Buffer as prescribed by OSFI (not material for the first quarter of 2019). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is currently set at 1.5%, increasing to 1.75% effective April 30, 2019. Breaches of the DSB will not result in a bank being subject to automatic constraints on capital distributions.

  na – not applicable

Regulatory Capital Position

(Canadian $ in millions, except as noted)	Q1-2019	Q4-2018	Q1-2018

Gross common equity (1)	43,009	41,387	38,588
Regulatory adjustments applied to common equity	(9,283)	(8,666)	(8,423)
Common Equity Tier 1 Capital (CET1)	33,726	32,721	30,165
Additional Tier 1 eligible capital (2)	4,340	4,790	4,690
Regulatory adjustments applied to Tier 1	(219)	(291)	(252)
Additional Tier 1 Capital (AT1)	4,121	4,499	4,438
Tier 1 Capital (T1 = CET1 + AT1)	37,847	37,220	34,603
Tier 2 eligible capital (3)	7,068	7,017	6,736
Regulatory adjustments applied to Tier 2	(126)	(121)	(129)
Tier 2 Capital (T2)	6,942	6,896	6,607
Total Capital (TC = T1 + T2)	44,789	44,116	41,210

Risk-weighted Assets and Leverage Ratio Exposures (4)(5)
CET1 Capital Risk-Weighted Assets	296,987	289,237	270,577
Tier 1 Capital Risk-Weighted Assets	296,987	289,420	270,577
Total Capital Risk-Weighted Assets	296,987	289,604	270,577
Leverage Ratio Exposures	902,532	876,106	831,094

Capital Ratios (%)
CET1 Ratio	11.4	11.3	11.1
Tier 1 Capital Ratio	12.7	12.9	12.8
Total Capital Ratio	15.1	15.2	15.2
Leverage Ratio	4.2	4.2	4.3

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)

Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.

(3)

Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.

(4)

For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline. OSFI revised its capital floor approach effective Q2-2018, which included a shift from Basel I to the Basel II standardized approach and a reduction in the floor factor.

(5)

The Credit Valuation Adjustment (CVA) was fully phased in starting Q1-2019. The applicable scalars to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital were 80%, 83% and 86%, respectively, in fiscal 2018.

12 BMO Financial Group First Quarter Report 2019

Outstanding Shares and Securities Convertible into Common Shares

As at January 31, 2019	Number of shares or dollar amount (in millions)
Common shares	638.4

Class B Preferred shares
Series 25	$236
Series 26	$54
Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 35	$150
Series 36	$600
Series 38	$600
Series 40	$500
Series 42	$400
Series 44	$400

Medium-Term Notes (1)
Series H - First Tranche	$1,000
Series H - Second Tranche	$1,000
Series I - First Tranche	$1,250
Series I - Second Tranche	$850
3.803% Subordinated Notes due 2032	US$1,250
4.338% Subordinated Notes due 2028	US$850

Stock options
Vested	4.3
Non-vested	2.6

(1)	Details on the Medium-Term Notes are outlined in Note 15 to the audited consolidated financial statements on page 181 of BMO’s 2018 Annual Report.

  Details on share capital are outlined in Note 7 to the unaudited interim consolidated financial statements and

  Note 16 to the audited annual consolidated financial statements on page 182 of BMO’s 2018 Annual Report.

Other Capital Developments

During the quarter, we purchased for cancellation 1 million common shares under the normal course issuer bid (NCIB), which expires on May 31, 2019.

On February 26, 2019, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange, to establish a new NCIB for up to 15 million common shares, commencing on or around June 1, 2019. Once approvals are obtained, the share repurchase program will permit BMO to purchase its common shares for the purpose of cancellation. The NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion, based on factors such as market conditions and capital levels. We will consult with OSFI before making purchases under the bid.

During the quarter, 74,011 common shares were issued through the exercise of stock options.

On December 31, 2018, BMO Capital Trust II redeemed all of its issued and outstanding BMO Tier 1 Notes - Series A at a redemption amount equal to $1,000 for an aggregate redemption of $450 million, plus accrued and unpaid interest to but excluding the redemption date.

Dividends

On February 26, 2019, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.00 per share, unchanged from the preceding quarter and up $0.07 per share or 8% from the prior year. The dividend is payable on May 28, 2019, to shareholders of record on May 1, 2019. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2019 13

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating groups and operating segments for the first quarter of 2019.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue, provision for credit losses and expense allocations are updated to better align with current experience. Results for prior periods are reclassified to conform with the current period’s presentation.

The bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), effective November 1, 2018, and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, when customers reimburse us for certain out-of-pocket expenses incurred on their behalf, we will record the reimbursement in revenue. Previously, these reimbursements were recorded as a reduction in the related expense.

Effective the first quarter of 2019, certain dividend income in our Trading Products business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q1-2019	Q4-2018	Q1-2018

Net interest income (teb)	2,492	2,431	2,283
Non-interest revenue (1)	800	801	791
Total revenue (teb) (1)	3,292	3,232	3,074
Provision for credit losses on impaired loans	129	179	174
Provision for (recovery of) credit losses on performing loans	(3)	3	(26)
Total provision for credit losses	126	182	148
Non-interest expense (1)	1,729	1,707	1,647
Income before income taxes	1,437	1,343	1,279
Provision for income taxes (teb)	346	297	323
Reported net income	1,091	1,046	956
Amortization of acquisition-related intangible assets (2)	11	12	11
Adjusted net income	1,102	1,058	967

Net income growth (%)	14.2	17.6	(2.7)
Adjusted net income growth (%)	14.0	17.3	(2.8)
Revenue growth (%)	7.1	7.5	0.6
Non-interest expense growth (%)	5.0	6.2	2.5
Adjusted non-interest expense growth (%)	5.1	6.3	2.6
Return on equity (%)	18.3	19.0	18.4
Adjusted return on equity (%)	18.5	19.2	18.6
Operating leverage (teb) (%)	2.1	1.3	(1.9)
Adjusted operating leverage (teb) (%)	2.0	1.2	(2.0)
Efficiency ratio (teb) (%)	52.5	52.8	53.6
Adjusted efficiency ratio (teb) (%)	52.1	52.3	53.1
Net interest margin on average earning assets (teb) (%)	2.99	2.98	2.94
Average earning assets	331,271	324,014	307,810
Average gross loans and acceptances	338,318	330,502	311,731
Average net loans and acceptances	336,756	328,923	310,353
Average deposits	272,960	258,602	242,525

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue.

(2)	Total P&C before tax amounts of $15 million in Q1-2019, $16 million in Q4-2018 and $15 million in Q1-2018 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income of $1,091 million and adjusted net income of $1,102 million both increased 14%, or 12% excluding the impact of the stronger U.S. dollar, from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please see the non-GAAP Measures section.

14 BMO Financial Group First Quarter Report 2019

Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q1-2019	Q4-2018	Q1-2018

Net interest income	1,433	1,421	1,380
Non-interest revenue (1)	521	522	523
Total revenue (1)	1,954	1,943	1,903
Provision for credit losses on impaired loans	114	118	97
Provision for (recovery of) credit losses on performing loans	6	(15)	4
Total provision for credit losses	120	103	101
Non-interest expense (1)	961	931	938
Income before income taxes	873	909	864
Provision for income taxes	226	235	218
Reported net income	647	674	646
Amortization of acquisition-related intangible assets (2)	1	1	-
Adjusted net income	648	675	646

Personal revenue	1,220	1,244	1,248
Commercial revenue	734	699	655
Net income growth (%)	0.2	8.9	(12.8)
Revenue growth (%)	2.7	4.8	(2.6)
Non-interest expense growth (%)	2.5	4.1	6.3
Adjusted non-interest expense growth (%)	2.5	4.1	6.3
Return on equity (%)	27.6	31.2	31.1
Adjusted return on equity (%)	27.6	31.2	31.1
Operating leverage (%)	0.2	0.7	(8.9)
Adjusted operating leverage (%)	0.2	0.7	(8.9)
Efficiency ratio (%)	49.2	47.9	49.3
Net interest margin on average earning assets (%)	2.61	2.62	2.60
Average earning assets	217,917	215,290	210,867
Average gross loans and acceptances	230,682	226,953	220,190
Average net loans and acceptances	229,817	226,070	219,347
Average deposits	168,150	162,480	157,552

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue.

(2)	Before tax amounts of $1 million in Q1-2019, $1 million in Q4-2018 and $nil in Q1-2018 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2019 vs. Q1 2018

Canadian P&C reported net income of $647 million increased $1 million and adjusted net income of $648 million increased $2 million from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect revenue growth, partially offset by higher expenses and higher provisions for credit losses. Prior year results benefited from a gain.

Revenue of $1,954 million increased $51 million or 3% from the prior year, which included the gain related to the restructuring of Interac Corporation, primarily due to higher balances across most products. Net interest margin of 2.61% was up 1 basis point.

Personal revenue decreased $28 million or 2%, due to lower non-interest revenue driven by the impact of the gain in the prior year, partially offset by higher balances across most products, net of lower margins. Commercial revenue increased $79 million or 12%, mainly due to higher balances across most products, increased non-interest revenue and higher margins.

Total provision for credit losses of $120 million increased $19 million from the prior year. The provision for credit losses on impaired loans increased $17 million to $114 million, with higher consumer and commercial provisions. There was a $6 million provision for credit losses on performing loans in the current quarter, compared with $4 million in the prior year.

Non-interest expense of $961 million increased $23 million or 3%, reflecting continued investment in the business, including employee and technology investments, partially offset by a legal reserve in the prior year.

Average gross loans and acceptances of $230.7 billion increased $10.5 billion or 5% from the prior year. Total personal lending balances (excluding retail cards) increased 1%, including 3% growth in proprietary mortgages and amortizing home equity line of credit (HELOC) loans. Commercial loan balances (excluding corporate cards) increased 14%. Average deposits of $168.2 billion increased $10.6 billion or 7%. Commercial deposit balances increased 8% and personal deposit balances increased 6%.

Q1 2019 vs. Q4 2018

Reported and adjusted net income decreased $27 million or 4% from the prior quarter.

Revenue increased $11 million or 1%, due to higher balances across most products, partially offset by the net interest margin of 2.61% being down 1 basis point.

Personal revenue decreased $24 million or 2%, due to lower margins and lower non-interest revenue, partially offset by higher balances across most products. Commercial revenue increased $35 million or 5%, due to increased non-interest revenue, higher balances across most products and higher margins.

Total provision for credit losses increased $17 million. The provision for credit losses on impaired loans decreased $4 million, due to lower commercial provisions, partially offset by higher consumer provisions. There was a $6 million provision for credit losses on performing loans in the current quarter, compared with a $15 million recovery of credit losses on performing loans in the prior quarter.

Non-interest expense increased $30 million or 3%, reflecting continued investment in the business, primarily related to higher technology investments, and stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average gross loans and acceptances increased $3.7 billion or 2%, while average deposits increased $5.7 billion or 3%.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2019 15

U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q1-2019	Q4-2018	Q1-2018

Net interest income (teb)	793	774	718
Non-interest revenue (1)	209	214	213
Total revenue (teb) (1)	1,002	988	931
Provision for credit losses on impaired loans	12	46	62
Provision for (recovery of) credit losses on performing loans	(7)	14	(25)
Total provision for credit losses	5	60	37
Non-interest expense (1)	575	594	564
Income before income taxes	422	334	330
Provision for income taxes (teb)	90	49	83
Reported net income	332	285	247
Amortization of acquisition-related intangible assets (2)	8	9	9
Adjusted net income	340	294	256

Personal revenue	340	327	300
Commercial revenue	662	661	631
Net income growth (%)	34.3	32.9	35.6
Adjusted net income growth (%)	33.0	31.5	33.7
Revenue growth (%)	7.6	8.1	12.3
Non-interest expense growth (%)	2.1	5.4	3.3
Adjusted non-interest expense growth (%)	2.3	5.6	3.5
Return on equity (%)	12.3	11.1	10.0
Adjusted return on equity (%)	12.6	11.5	10.3
Operating leverage (teb) (%)	5.5	2.7	9.0
Adjusted operating leverage (teb) (%)	5.3	2.5	8.8
Efficiency ratio (teb) (%)	57.4	60.2	60.5
Adjusted efficiency ratio (teb) (%)	56.3	59.0	59.3
Net interest margin on average earning assets (teb) (%)	3.71	3.69	3.70
Average earning assets	84,901	83,336	77,101
Average gross loans and acceptances	80,617	79,369	72,804
Average net loans and acceptances	80,095	78,835	72,378
Average deposits	78,490	73,668	67,583

(Canadian $ equivalent in millions)

Net interest income (teb)	1,059	1,010	903
Non-interest revenue (1)	279	279	268
Total revenue (teb) (1)	1,338	1,289	1,171
Provision for credit losses on impaired loans	15	61	77
Provision for (recovery of) credit losses on performing loans	(9)	18	(30)
Total provision for credit losses	6	79	47
Non-interest expense (1)	768	776	709
Income before income taxes	564	434	415
Provision for income taxes (teb)	120	62	105
Reported net income	444	372	310
Adjusted net income	454	383	321

Net income growth (%)	43.3	37.4	28.1
Adjusted net income growth (%)	41.9	35.9	26.3
Revenue growth (%)	14.3	11.8	6.3
Non-interest expense growth (%)	8.3	9.0	(2.2)
Adjusted non-interest expense growth (%)	8.5	9.2	(2.0)
Average earning assets	113,354	108,724	96,943
Average gross loans and acceptances	107,636	103,549	91,541
Average net loans and acceptances	106,939	102,853	91,006
Average deposits	104,810	96,122	84,973

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue.

(2)	Before tax amounts of US$10 million in Q1-2019, US$11 million in Q4-2018 and US$12 million in Q1-2018 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

16 BMO Financial Group First Quarter Report 2019

Q1 2019 vs. Q1 2018

U.S. P&C reported net income of $444 million increased $134 million or 43%, and adjusted net income of $454 million increased $133 million or 42% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $332 million increased $85 million or 34%, and adjusted net income of $340 million increased $84 million or 33% from the prior year, largely due to strong revenue growth, the full quarter benefit from U.S. tax reform and lower provisions for credit losses, partially offset by higher expenses.

Revenue of $1,002 million increased $71 million or 8% from the prior year, mainly due to higher deposit revenue and increased loan volumes, net of loan spread compression. Net interest margin increased 1 basis point to 3.71%, mainly due to higher deposit volumes and spreads, as well as a higher level of interest recoveries, partially offset by loan spread compression.

Personal revenue increased $40 million or 14%, due to higher deposit revenue. Commercial revenue increased $31 million or 5%, mainly due to increased loan volumes and higher deposit revenue, net of loan spread compression.

Total provision for credit losses was $5 million, a decrease of $32 million from the prior year. The provision for credit losses on impaired loans of $12 million decreased $50 million, largely due to a recovery on consumer loans and lower commercial provisions. There was a $7 million recovery of credit losses on performing loans in the current quarter, compared with a $25 million recovery of credit losses on performing loans in the prior year.

Non-interest expense of $575 million increased $11 million or 2% and adjusted non-interest expense of $565 million increased $13 million or 2%, with higher employee-related expenses and technology investments, partially offset by lower federal deposit insurance corporation insurance expense.

Average gross loans and acceptances increased $7.8 billion or 11% from the prior year to $80.6 billion, driven by commercial loan growth of 13% and increased personal loan volumes of 3%.

Average deposits of $78.5 billion increased $10.9 billion or 16% from the prior year, with 21% growth in commercial volumes, reflective of our continued commitment to grow our treasury management business, and 12% growth in personal volumes.

Q1 2019 vs. Q4 2018

Reported net income increased $72 million or 19%, and adjusted net income increased $71 million or 19% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income increased $47 million or 17% and adjusted net income increased $46 million or 16%, due to lower provisions for credit losses, reduced expenses and higher revenue, partially offset by a favourable U.S. tax item in the prior quarter.

Revenue increased $14 million or 1%. Net interest margin increased 2 basis points, mainly due to higher deposit volumes and spreads, partially offset by loan spread compression and lower interest recoveries.

Personal revenue increased $13 million or 4%, due to higher deposit revenue. Commercial revenue remained relatively unchanged from the prior quarter, reflecting growth in loan and deposit volumes, offset by lower fees and interest recoveries.

Total provision for credit losses decreased $55 million from the prior quarter. The provision for credit losses on impaired loans decreased $34 million, due to a recovery on consumer loans and lower commercial provisions. There was a recovery of $7 million on performing loans, compared with a provision of $14 million in the prior quarter.

Non-interest expense and adjusted non-interest expense both decreased 3%, with declines in several areas, including lower federal deposit insurance corporation insurance expense, partially offset by higher technology costs.

Average gross loans and acceptances increased $1.2 billion or 2%, due to growth in commercial volumes.

Average deposits increased $4.8 billion or 7%, due to 13% growth in commercial volumes and 2% growth in personal volumes.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2019 17

BMO Wealth Management

(Canadian $ in millions, except as noted)	Q1-2019	Q4-2018	Q1-2018

Net interest income	232	210	200
Non-interest revenue (1)	1,908	1,361	1,406
Total revenue (1)	2,140	1,571	1,606
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	926	390	361
Revenue, net of CCPB	1,214	1,181	1,245
Provision for credit losses on impaired loans	2	2	1
Provision for (recovery of) credit losses on performing loans	-	1	(2)
Total provision for (recovery of) credit losses	2	3	(1)
Non-interest expense (1)	895	882	895
Income before income taxes	317	296	351
Provision for income taxes	78	77	85
Reported net income	239	219	266
Amortization of acquisition-related intangible assets (2)	10	10	10
Adjusted net income	249	229	276

Traditional Wealth businesses reported net income	174	192	184
Traditional Wealth businesses adjusted net income	184	202	194
Insurance reported net income	65	27	82
Net income growth (%)	(10.4)	25.3	(1.1)
Adjusted net income growth (%)	(10.1)	21.2	(2.9)
Revenue growth (%)	33.3	(6.8)	31.8
Revenue growth, net of CCPB (%)	(2.5)	6.1	2.4
Non-interest expense growth (%)	-	4.9	4.4
Adjusted non-interest expense growth (%)	0.1	5.6	5.3
Return on equity (%)	15.3	14.1	18.3
Adjusted return on equity (%)	15.9	14.7	19.0
Operating leverage, net of CCPB (%)	(2.5)	1.2	(2.0)
Adjusted operating leverage, net of CCPB (%)	(2.6)	0.5	(2.9)
Reported efficiency ratio (%)	41.8	56.2	55.7
Reported efficiency ratio, net of CCPB (%)	73.8	74.8	71.9
Adjusted efficiency ratio (%)	41.3	55.4	54.9
Adjusted efficiency ratio, net of CCPB (%)	72.8	73.7	70.9
Assets under management	438,540	438,274	435,504
Assets under administration (3)	377,528	382,839	379,664
Average assets	38,744	37,510	34,281
Average gross loans and acceptances	22,296	21,559	19,065
Average net loans and acceptances	22,264	21,531	19,032
Average deposits	35,288	33,968	34,008

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(2)	Before tax amounts of $13 million in Q1-2019, $13 million in Q4-2018 and $13 million in Q1-2018 are included in non-interest expense.
(3)	We have certain assets under management that are also administered by us and included in assets under administration.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2019 vs. Q1 2018

BMO Wealth Management reported net income of $239 million compared with $266 million in the prior year, and adjusted net income of $249 million compared with $276 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $174 million and adjusted net income of $184 million both decreased $10 million or 6%, as business growth from higher deposit and loan revenue and net new client assets was more than offset by the impact of weaker global equity markets and lower transaction volumes. Insurance net income of $65 million compared with $82 million a year ago, mainly due to an unfavourable impact from market movements in the current quarter, compared with a favourable benefit in the prior year.

Revenue of $2,140 million increased $534 million or 33% from the prior year. Revenue, net of CCPB, was $1,214 million, a decrease of $31 million or 3%. Revenue in traditional wealth was $1,102 million, a decrease of $7 million or 1% compared with the prior year, due to the drivers noted above. Insurance revenue, net of CCPB, was $112 million compared with $136 million a year ago, due to the drivers noted above.

Non-interest expense of $895 million and adjusted non-interest expense of $882 million were relatively unchanged year-over-year, with investments in the business offset by lower revenue-based costs and expense management.

Assets under management increased $3.0 billion or 1% from the prior year to $438.5 billion, primarily driven by the impact of the stronger U.S. dollar and growth in client assets, partially offset by weaker equity markets. Assets under administration decreased $2.1 billion or 1% from the prior year to $377.5 billion, primarily driven by the impact of weaker equity markets, partially offset by the stronger U.S. dollar. Year-over-year average gross loans and average deposits grew by 17% and 4%, respectively, as we continue to diversify our product mix.

Q1 2019 vs. Q4 2018

Reported net income was $239 million compared with $219 million in the prior quarter and adjusted net income increased $20 million or 8% to $249 million. Traditional wealth reported net income was $174 million compared with $192 million and adjusted net income decreased $18 million or 9% to $184 million, primarily due to higher stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and weaker equity markets, partially offset by a legal provision in the prior quarter. Insurance net income of $65 million increased $38 million or 136%, mainly due to elevated reinsurance claims in the prior quarter.

18 BMO Financial Group First Quarter Report 2019

Revenue, net of CCPB, was $1,214 million, an increase of $33 million or 3%. Revenue in traditional wealth was $1,102 million, relatively flat quarter-over-quarter, as business growth from higher deposit and loan revenue, net new client assets and the legal provision in the prior quarter were offset by weaker equity markets. Net insurance revenue was $112 million, an increase of $33 million or 42%, largely due to the driver noted above.

Non-interest expense of $895 million increased $13 million or 1%, and adjusted non-interest expense of $882 million increased $13 million or 1%, primarily due to higher stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, partially offset by lower revenue-based costs.

Assets under management increased $0.3 billion, mainly due to favourable foreign exchange movements. Assets under administration decreased $5.3 billion or 1%, primarily due to weaker equity markets. Quarter-over-quarter average gross loans grew by 3%, while average deposits were up 4%.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q1-2019	Q4-2018	Q1-2018

Net interest income (teb) (1)	561	493	562
Non-interest revenue (1)(2)	571	639	522
Total revenue (teb) (1)(2)	1,132	1,132	1,084
Provision for (recovery of) credit losses on impaired loans	1	(3)	(1)
Provision for (recovery of) credit losses on performing loans	14	(4)	(4)
Total provision for (recovery of) credit losses	15	(7)	(5)
Non-interest expense (2)	792	765	722
Income before income taxes	325	374	367
Provision for income taxes (teb)	70	76	96
Reported net income	255	298	271
Acquisition integration costs (3)	4	9	-
Amortization of acquisition-related intangible assets (4)	3	2	-
Adjusted net income	262	309	271

Trading Products revenue	632	630	651
Investment and Corporate Banking revenue	500	502	433
Net income growth (%)	(5.9)	(5.6)	(26.3)
Adjusted net income growth (%)	(3.4)	(2.3)	(26.4)
Revenue growth (%)	4.4	1.5	(11.0)
Non-interest expense growth (%)	9.8	12.4	(0.4)
Adjusted non-interest expense growth (%)	8.6	10.5	(0.3)
Return on equity (%)	9.1	12.2	12.6
Adjusted return on equity (%)	9.3	12.6	12.6
Operating leverage (teb) (%)	(5.4)	(10.9)	(10.6)
Adjusted operating leverage (teb) (%)	(4.2)	(9.0)	(10.7)
Efficiency ratio (teb) (%)	70.0	67.6	66.6
Adjusted efficiency ratio (teb) (%)	69.2	66.4	66.6
Average assets	340,273	317,655	295,412
Average gross loans and acceptances	56,273	47,972	45,775
Average net loans and acceptances	56,209	47,909	45,708
Average deposits	152,715	143,849	133,555

(1)

Effective the first quarter of 2019, certain dividend income in our Trading Products business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(3)	KGS-Alpha acquisition integration costs before tax amounts of $6 million in Q1-2019 and $12 million in Q4-2018 are included in non-interest expense.
(4)	Before tax amounts of $3 million in Q1-2019, $2 million in Q4-2018 and $nil in Q1-2018 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2019 vs. Q1 2018

BMO Capital Markets reported net income of $255 million and adjusted net income of $262 million compared with $271 million on both a reported and an adjusted basis in the prior year. Adjusted net income excludes amortization of acquisition-related intangible assets and acquisition integration costs in the current quarter. Higher Investment and Corporate Banking revenue was more than offset by higher expenses, higher provisions for credit losses, and lower Trading Products revenue.

Revenue of $1,132 million increased $48 million or 4%, or 2% excluding the impact of the stronger U.S. dollar from the prior year. Investment and Corporate Banking revenue increased, mainly due to higher underwriting and advisory and corporate banking-related revenue. Trading Products revenue decreased, as lower new issuances, net securities gains and trading revenue, particularly in interest rate trading, were partially offset by higher revenue from the acquisition of KGS-Alpha.

Total provision for credit losses was $15 million compared with a recovery of $5 million in the prior year. The provision for credit losses on impaired loans was $1 million, compared with a $1 million recovery of impaired loans in the prior year. There was a $14 million provision for credit losses on performing loans in the current quarter, compared with a $4 million recovery of credit losses on performing loans in the prior year.

Non-interest expense of $792 million increased $70 million or 10% and adjusted non-interest expense of $783 million increased $61 million or 9%, or 6% excluding the impact of the stronger U.S. dollar. Adjusted non-interest expense increased largely due to the impact of the KGS-Alpha acquisition.

BMO Financial Group First Quarter Report 2019 19

Q1 2019 vs. Q4 2018

Reported net income of $255 million compared with $298 million in the prior quarter, and adjusted net income of $262 million compared with $309 million, primarily due to higher expenses and provisions for credit losses.

Revenue was relatively unchanged from the prior quarter. Investment and Corporate Banking revenue decreased slightly, as higher corporate banking and advisory revenue was more than offset by lower net securities gains and underwriting revenue. Trading Products revenue was slightly higher, driven primarily by higher trading revenues, largely offset by lower new issuances.

Total provision for credit losses was $15 million compared with a recovery of $7 million in the prior quarter. The provision for credit losses on impaired loans was $1 million, compared with a $3 million recovery of impaired loans in the prior quarter. There was a $14 million provision for credit losses on performing loans in the current quarter, compared with a $4 million recovery of credit losses on performing loans in the prior quarter.

Non-interest expense of $792 million increased $27 million or 4%, and adjusted non-interest expense of $783 million increased $32 million or 4%, or 3% excluding the impact of the stronger U.S. dollar. Adjusted non-interest expense increased as a result of higher employee-related expenses, largely due to stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

(Canadian $ in millions, except as noted)	Q1-2019	Q4-2018	Q1-2018

Net interest income before group teb offset	(46)	(52)	(47)
Group teb offset	(67)	(67)	(123)
Net interest income (teb)	(113)	(119)	(170)
Non-interest revenue	66	77	44
Total revenue (teb)	(47)	(42)	(126)
Provision for (recovery of) credit losses on impaired loans	(5)	(1)	-
Provision for (recovery of) credit losses on performing loans	(1)	(2)	(1)
Total provision for (recovery of) credit losses	(6)	(3)	(1)
Non-interest expense	141	(161)	136
Income (loss) before income taxes	(182)	122	(261)
Provision for (recovery of) income taxes (teb)	(107)	(12)	259
Reported net income (loss)	(75)	134	(520)
Acquisition integration costs (1)	-	4	3
U.S. net deferred tax asset revaluation (2)	-	-	425
Benefit from the remeasurement of an employee benefit liability (3)	-	(203)	-
Adjusted net loss	(75)	(65)	(92)

(1)	Acquisition integration costs related to the acquired BMO Transportation Finance business are included in non-interest expense.
(2)

Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. See the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

(3)

In Q4-2018, a change to our other employees future benefits plan for Canadian employees was announced, resulting in a re-measurement of the benefit obligation and a corresponding gain of $277 million pre-tax included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, procurement, data and analytics, and innovation. T&O manages, maintains and provides governance of information technology, cyber security and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, residual unallocated expenses, and certain acquisition integration costs and restructuring costs in prior periods. Results also include a one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset in the first quarter of 2018 and a benefit from the remeasurement of an employee benefit liability in the fourth quarter of 2018.

Q1 2019 vs. Q1 2018

Corporate Services reported and adjusted net loss of $75 million for the quarter compared with a reported net loss of $520 million and an adjusted net loss of $92 million in the prior year. Adjusted results exclude the one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset of $425 million and acquisition integration costs in the prior year. Adjusted results increased, mainly due to higher revenue excluding teb, partially offset by higher expenses. Reported results increased, mainly due to the charge in the prior year and the impact of the drivers noted above.

Q1 2019 vs. Q4 2018

Corporate Services reported and adjusted net loss of $75 million in the quarter compared with reported net income of $134 million and an adjusted net loss of $65 million in the prior quarter. Adjusted results exclude the one-time gain of $203 million after-tax from the remeasurement of an employee benefit liability and acquisition integration costs in the prior quarter. Adjusted results decreased, due to higher expenses, partially offset by a higher tax recovery rate. Reported results decreased due to the gain in the prior quarter and the impact of the drivers noted above.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

20 BMO Financial Group First Quarter Report 2019

Summary Quarterly Earnings Trends

(Canadian $ in millions, except as noted)	Q1-2019	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017

Revenue (1)	6,517	5,893	5,794	5,580	5,638	5,614	5,424	5,707
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	926	390	269	332	361	573	253	708
Revenue, net of CCPB (1)	5,591	5,503	5,525	5,248	5,277	5,041	5,171	4,999
Provision for credit losses on impaired loans (2)	127	177	177	172	174	na	na	na
Provision for (recovery of) credit losses on performing loans (2)	10	(2)	9	(12)	(33)	na	na	na
Total provision for credit losses (2)	137	175	186	160	141	202	126	251
Non-interest expense (1)	3,557	3,193	3,359	3,525	3,400	3,339	3,252	3,252
Income before income taxes	1,897	2,135	1,980	1,563	1,736	1,500	1,793	1,496
Provision for income taxes	387	438	443	317	763	276	408	248
Reported net income (see below)	1,510	1,697	1,537	1,246	973	1,224	1,385	1,248
Acquisition integration costs (3)	4	13	7	2	3	15	13	13
Amortization of acquisition-related intangible assets (4)	24	24	22	23	21	26	28	34
Restructuring costs (5)	-	-	-	192	-	41	-	-
Decrease in the collective allowance for credit losses (6)	-	-	-	-	-	-	(54)	-
U.S. net deferred tax asset revaluation (7)	-	-	-	-	425	-	-	-
Benefit from the remeasurement of an employee benefit liability (8)	-	(203)	-	-	-	-	-	-
Adjusted net income (see below)	1,538	1,531	1,566	1,463	1,422	1,306	1,372	1,295
Basic earnings per share ($)	2.28	2.58	2.32	1.87	1.43	1.81	2.05	1.85
Diluted earnings per share ($)	2.28	2.58	2.31	1.86	1.43	1.81	2.04	1.84
Adjusted diluted earnings per share ($)	2.32	2.32	2.36	2.20	2.12	1.94	2.02	1.92

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(2)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. Changes in the provision for credit losses on performing loans under this methodology will not be considered an adjusting item. The provision for credit losses in periods prior to the first quarter of 2018 is comprised of both specific and collective provisions. Refer to the Changes in Accounting Policies section on page 121 of BMO’s 2018 Annual Report for further details.

(3)	Acquisition integration costs before tax are included in non-interest expense.
(4)	Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups.
(5)	Restructuring charges recorded in Q2-2018 of $260 million pre-tax and in Q4-2017 of $59 million pre-tax. Restructuring costs are included in non-interest expense in Corporate Services.
(6)	In Q3-2017 the adjustment to the collective allowance for credit losses before-tax amount of $76 million was excluded from the Corporate Services adjusted provision for (recovery of) credit losses.
(7)

Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information on the impact, see the Provision for Income Taxes section on page 42 of BMO’s 2018 Annual Report.

(8)

Q4-2018 included a benefit of $203 million after-tax ($277 million pre-tax) from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018. This amount has been included in Corporate Services in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  na – not applicable

BMO’s quarterly earnings trends were reviewed in detail on pages 62 and 63 of BMO’s 2018 Annual Report. Please refer to that review for a more complete discussion of trends and factors affecting past quarterly results, including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the second quarter of fiscal 2017 through the first quarter of fiscal 2019.

Earnings Trends

BMO’s results and performance measures for the past eight quarters generally trended upwards over time. Reported results were impacted by a benefit from the remeasurement of an employee future benefit liability in the fourth quarter of 2018, a charge related to a revaluation of our U.S. net deferred tax asset in the first quarter of 2018, restructuring charges in the second quarter of 2018 and the fourth quarter of 2017, and a decrease in the collective allowance in the third quarter of 2017. Both our reported and adjusted results were impacted by elevated reinsurance claims in Wealth Management in the fourth quarters of 2018 and 2017.

Canadian P&C delivered positive year-over-year net income growth in seven of the past eight quarters, largely reflecting revenue growth driven by higher balances and increases in non-interest revenue. U.S. P&C delivered positive net income growth in each of the last seven quarters, reflecting steadily growing loans and deposits, improved deposit revenue led by higher interest rates, and the benefit from U.S. tax reform. Traditional Wealth Management’s results have generally shown an upward trend and have experienced variability due to market conditions. Quarterly insurance results are subject to variability, primarily resulting from the impact of interest rates, equity markets and reinsurance claims. BMO Capital Markets’ results are impacted by market conditions, including in the first quarter 2019. Performance in 2018 reflected improved momentum in the second half of the year, as a result of higher levels of client activity in underwriting and advisory fees. Corporate Services results can vary from quarter to quarter, in large part due to the inclusion of adjusting items, which are largely recorded in Corporate Services.

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, when customers reimburse us for certain out-of-pocket expenses incurred on their behalf, we will record the reimbursement in revenue. Previously, these reimbursements were recorded as a reduction in the related expense.

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. The provision for credit losses on impaired loans under IFRS 9 is consistent with the specific provision under IAS 39 in prior years. The provision for credit losses on performing loans replaces the collective provision for credit losses under IAS 39. Prior periods have not been restated. Refer to Note 4 on page 157 of the consolidated financial statements in BMO’s 2018 Annual Report for an

BMO Financial Group First Quarter Report 2019 21

explanation of the provision for credit losses. As a result of the forward-looking nature of IFRS 9, we anticipate there will be increased variability in the bank’s provision for credit losses on performing loans.

BMO’s provision for credit losses (PCL) measured as a percentage of net loans and acceptances has been relatively stable, with some quarter-to-quarter variability. The ratio of PCL on impaired loans to net loans and acceptances has been trending lower since the fourth quarter of 2017, and decreased further in the first quarter of 2019, primarily due to a recovery.

The effective income tax rate has varied, as it depends on legislative changes, changes in tax policy, including their interpretation by taxing authorities and the courts, earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, and the amount of tax-exempt income from securities.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Balance Sheet

Total assets of $806.6 billion as at January 31, 2019, increased $32.5 billion from October 31, 2018. The weaker U.S. dollar at quarter-end decreased assets by $1.0 billion, excluding the impact on derivative financial assets.

The following discussion excludes the impact of changes in the U.S. dollar. Securities borrowed or purchased under resale agreements increased $15.8 billion, driven by higher client activity in BMO Capital Markets. Net loans increased $14.0 billion, largely driven by an increase of $13.2 billion in business and government loans, due to loan growth in BMO Capital Markets and U.S. and Canadian P&C. Securities increased $7.8 billion, mainly reflecting higher balances in BMO Capital Markets and treasury activities. Customers’ liability under acceptances increased $2.9 billion, driven by higher balances in BMO Capital Markets and Canadian commercial growth. Cash and cash equivalents and interest bearing deposits with banks decreased $2.3 billion, in part due to lower balances held with central banks. All other assets, excluding derivative financial assets, decreased $0.2 billion.

Liabilities increased $30.9 billion from October 31, 2018. The weaker U.S. dollar decreased liabilities by $1.0 billion, excluding the impact on derivative financial liabilities.

The following discussion excludes the impact of changes in the U.S. dollar. Securities lent or sold under repurchase agreements increased $21.2 billion, due to higher client activity in BMO Capital Markets. Deposits increased $12.0 billion due to growth in customer deposits across the operating groups. Deposits by individuals increased $6.3 billion, deposits by banks increased $3.0 billion and business and government deposits increased $2.7 billion. Customers’ liability under acceptances increased $2.9 billion. All other liabilities, excluding derivative financial liabilities, decreased $3.1 billion.

Derivative financial assets decreased $4.6 billion and derivative financial liabilities decreased $1.2 billion, including the impact of changes in the U.S. dollar. The decline in derivative assets was driven by a decrease in the fair value of foreign exchange, equity, commodity and interest rate contracts. The decline in derivative liabilities was driven by a decrease in the fair value of interest rate and foreign exchange contracts, partially offset by an increase in the fair value of equity and commodity contracts.

Total equity increased $1.6 billion from October 31, 2018. Accumulated other comprehensive income increased $0.9 billion, primarily due to the impact of lower interest rates on cash flow hedges. Retained earnings increased $0.7 billion, as a result of net income earned in the quarter, partially offset by dividends and common shares repurchased for cancellation.

Contractual obligations by year of maturity are outlined on page 31 of this Report to Shareholders.

22 BMO Financial Group First Quarter Report 2019

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2018, as described in Note 27 to the audited consolidated financial statements on page 206 of BMO’s 2018 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are credit instruments, structured entities and guarantees, which are described on page 77 of BMO’s 2018 Annual Report. We consolidate all of our structured entities, except for our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles and various BMO managed and non-managed investment funds. There have been no changes of substance during the quarter ended January 31, 2019.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2018 Annual Report and in the notes to our audited consolidated financial statements for the year ended October 31, 2018, and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 117 to 121 and 148 to 153 in BMO’s 2018 Annual Report.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. For additional information, refer to pages 117 to 118 and Note 4 of our annual consolidated financial statements for the year ended October 31, 2018, on pages 157 to 164 of BMO’s 2018 Annual Report.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of forecast economic conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group. The base and adverse scenarios are also described below and are currently assigned the highest probability weights. The allowance for performing loans is sensitive to changes in economic forecasts, to the probability-weight assigned to each forecast scenario, to portfolio growth and to the credit quality of the portfolio.

Similar to the fourth quarter of 2018, our base case economic forecast depicts a Canadian economy that grows by a moderate 1.7% on average over the forecast period, similar to long-run potential growth, reducing the unemployment rate slightly to 5.6% in 2020. The U.S. economy grows moderately faster than in Canada, averaging 2.1% over the forecast period, due to the near-term fiscal stimulus. While there was little quarter-over-quarter change in the GDP or unemployment forecast, the quarter had higher allowances due to weaker forecasted financial market-related variables, such as the corporate BBB 10-year spread, and due to a reduction in the benign scenario weight, given the uncertain environment.

The $10 million provision on performing loans in the quarter included increases caused by weaker forecasted financial market conditions, reduced benign scenario weight, and portfolio growth, which were largely offset by the impact of improved credit quality in the portfolio.

Consistent with the prior quarter, the adverse case economic forecast depicts a typical recession in Canada and the U.S., occurring in the first year of our forecast horizon that involves the economy contracting approximately 3% over five quarters and the unemployment rate rising more than 3 percentage points to 9.5% in Canada and 7.0% in the U.S. This is followed by a slow recovery initially, then more moderate growth towards the end of the projection period. Actual results in a recession will differ as our portfolio will change through time, due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the three economic scenarios used in assessing the allowance with weightings attached to adverse and benign scenarios often unequally weighted and the weightings will change through time.

The revised scenarios had only a minimal impact on our assessment of the allowance for performing loans under a 100% base case and 100% adverse case scenario as at January 31, 2019, compared with October 31, 2018.

Our provision for credit losses in the first quarter of 2019 was $137 million, comprised of $127 million on impaired loans and $10 million on performing loans. Our total allowance on performing and impaired loans at January 31, 2019 was $1,887 million.

Changes in Accounting Policies

Effective November 1, 2018, we adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), which addresses revenue recognition principles, and provides a robust framework for recognizing and measuring revenue arising from contracts with customers. We elected to retrospectively present prior periods as if IFRS had always been applied. IFRS 15 also introduces new disclosure requirements related to the recognition of IFRS 15 revenues by operating segment. Note 1 to the unaudited interim consolidated financial statements provides details on the impact of the new standard.

BMO Financial Group First Quarter Report 2019 23

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by the International Accounting Standards Board (IASB), and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found on page 121 and in Note 1 to the audited annual consolidated financial statements on pages 152 to 153 of BMO’s 2018 Annual Report, and in Note 1 to the unaudited interim consolidated financial statements on page 40.

Select Financial Instruments

The Financial Stability Board (FSB) issued a report in 2012 encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure on page 76 in our 2018 Annual Report.

Disclosure for Domestic Systemically Important Banks (D-SIBs)

In March 2013, OSFI issued guidance designating the six largest Canadian banks, including BMO, as domestic systemically important banks.

As a D-SIB, OSFI requires that we disclose on an annual basis the 12 indicators utilized in the G-SIBs assessment methodology. These indicators measure the impact a bank’s failure would have on the global financial system and wider economy. The indicators reflect the size of banks, their interconnectedness, the lack of alternative infrastructure for services banks provide, their global activity and complexity. The methodology is outlined in the July 2013 paper, Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement, issued by the BCBS. As required under the methodology, the indicators are calculated based on specific instructions issued by the BCBS; and as a result, the measures used may not be based on the most recent version of Basel III. Therefore values may not be consistent with other measures used in this report.

Indicator values have been reported based on regulatory requirements for consolidation and therefore insurance and other non-banking information is only included insofar as it is included in the regulatory consolidation of the group. This level of consolidation differs from that used in the consolidated financial statements. Therefore, results may not be comparable to other disclosures in this report.

Year-over-year movements in indicators reflect normal changes in business activity.

Disclosure for Domestic Systemically Important Banks (D-SIBs) (Canadian $ in millions)

As at October 31

Section	Indicators	2018	2017

A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	371,301	307,717

	2. Cross-jurisdictional liabilities	286,614	249,228
B. Size	3. Total exposures as defined for use in the Basel III leverage ratio	885,217	804,817

C. Interconnectedness	4. Intra-financial system assets	144,065	134,581

	5. Intra-financial system liabilities	76,064	65,165

	6. Securities outstanding	264,402	241,320
D. Substitutability / financial institution infrastructure	7. Payments activity (1)	26,238,057	23,722,831

	8. Assets under custody	206,913	178,020

	9. Underwritten transactions in debt and equity markets	65,258	68,690

E. Complexity	10. Notional amount of over-the-counter (OTC) derivatives	5,484,395	4,536,610

	11. Trading, FVTPL and FVOCI securities (2)	48,961	46,283

	12. Level 3 assets	2,150	1,778

(1)	Includes intercompany transactions that are cleared through a correspondent bank.
(2)	Fiscal 2017 represents Trading and Available-for-Sale

  Certain comparative figures have been reclassified to conform with the current year’s presentation.

Other Regulatory Developments

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the Act) was signed into law in the United States. The U.S. Department of Treasury has released proposed regulations pertaining to the Act’s interpretation, most recently, in December 2018. We will continue to monitor future tax regulations and further changes or guidance on these proposed regulations.

We will also continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 69, the Risks That May Affect Future Results section starting on page 79, the Liquidity and Funding Risk section starting on page 100, and the Legal and Regulatory Risk section starting on page 112 of BMO’s 2018 Annual Report.

This Other Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

24 BMO Financial Group First Quarter Report 2019

Risk Management

Our risk management policies and processes to measure, monitor and control credit and counterparty, market, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social and reputation risk have not changed significantly from those outlined in the Enterprise-Wide Risk Management section on pages 78 to 116 of BMO’s 2018 Annual Report.

BMO’s top and emerging risks and other factors that may affect future results are described on pages 79 to 81 of BMO’s 2018 Annual Report, and have not changed significantly. With respect to the United Kingdom’s announced intention to leave the European Union (EU), effective March 29, 2019 (Brexit), we are well advanced in the restructuring of our European businesses in order to continue to service our European clients and counterparties, while remaining compliant with new regulatory requirements that may arise from the United Kingdom’s EU withdrawal. In addition to changes in our client facing elements, we are addressing aspects of Brexit that impact our staff, suppliers and access to market infrastructure.

Market Risk

BMO’s market risk management practices and key measures are outlined on pages 95 to 99 of BMO’s 2018 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages between Balance Sheet Items and Market Risk Disclosures

	As at January 31, 2019				As at October 31, 2018

	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Main risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	40,470	-	40,470	-	42,142	-	42,142	-	Interest rate
Interest bearing deposits with banks	7,609	728	6,881	-	8,305	250	8,055	-	Interest rate
Securities	188,476	101,302	87,174	-	180,935	99,561	81,374	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	100,699	-	100,699	-	85,051	-	85,051	-	Interest rate
Loans (net of allowance for credit losses)	397,604	-	397,604	-	383,991	-	383,991	-	Interest rate, foreign exchange
Derivative instruments	21,633	19,659	1,974	-	26,204	24,401	1,803	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	21,529	-	21,529	-	18,585	-	18,585	-	Interest rate
Other assets	28,577	-	13,737	14,840	28,862	-	13,856	15,006	Interest rate
Total Assets	806,597	121,689	670,068	14,840	774,075	124,212	634,857	15,006

Liabilities Subject to Market Risk
Deposits	532,199	15,136	517,063	-	520,928	14,186	506,742	-	Interest rate, foreign exchange
Derivative instruments	23,188	21,298	1,890	-	24,411	21,380	3,031	-	Interest rate, foreign exchange
Acceptances	21,529	-	21,529	-	18,585	-	18,585	-	Interest rate
Securities sold but not yet purchased	30,407	30,407	-	-	28,804	28,804	-	-
Securities lent or sold under repurchase agreements	87,783	-	87,783	-	66,684	-	66,684	-	Interest rate
Other liabilities	57,322	-	57,165	157	62,160	-	62,037	123	Interest rate
Subordinated debt	6,820	-	6,820	-	6,782	-	6,782	-	Interest rate
Total Liabilities	759,248	66,841	692,250	157	728,354	64,370	663,861	123

(1)	Primarily comprised of balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of balance sheet items that are subject to the structural balance sheet and insurance risk management framework.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2019 25

Trading and Underwriting Market Risk

Average Total Trading Value at Risk (VaR) increased $2.5 million from the prior quarter and was higher from increased client facilitation exposure in credit, equity and interest rates, including the impact of the KGS-Alpha acquisition. VaR also increased from a rise in the volatility of historical data used in the calculation, due to market movements in the quarter.

Average Total Trading Stressed VaR increased $14.7 million from the prior quarter and was driven by the client facilitation activities referenced above.

The year-over-year increase of $5.6 million in VaR and $25.3 million in SVaR stemmed from the same drivers noted above.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1) (2)

	For the quarter ended January 31, 2019				October 31, 2018	January 31, 2018

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average

Commodity VaR	2.3	1.5	3.2	0.6	1.7	0.5
Equity VaR	4.8	5.4	8.0	4.0	3.9	3.6
Foreign exchange VaR	0.5	0.7	1.4	0.3	0.5	0.8
Interest rate VaR	5.9	6.9	10.0	5.1	5.9	5.2
Credit VaR	5.9	6.1	7.9	5.1	4.5	1.8
Diversification	(11.3)	(9.2)	nm	nm	(7.6)	(6.1)

Total Trading VaR	8.1	11.4	17.2	7.6	8.9	5.8

Total Trading SVaR	36.9	48.3	69.6	33.8	33.6	23.0

(1)	One-day measure using a 99% confidence interval. Benefits are presented in brackets and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.

 nm - not meaningful

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising interest rates remained largely unchanged relative to October 31, 2018. Structural economic value benefit to falling interest rates decreased relative to October 31, 2018, owing to lower longer term interest rates, which have reduced the extent to which certain deposit rates can now fall. Structural earnings benefit to rising interest rates and earnings exposure to falling interest rates decreased relative to October 31, 2018, as less net assets are scheduled to reprice over the next 12 months, as at January 31, 2019.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2)

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (Pre-tax)
(Canadian $ equivalent in millions)	January 31, 2019	October 31, 2018	January 31, 2018	January 31, 2019	October 31, 2018	January 31, 2018
100 basis point increase	(925.5)	(1,079.2)	(1,111.7)	76.8	136.5	73.1
100 basis point decrease	111.0	626.5	467.4	(152.8)	(304.1)	(315.3)

(1)	Losses are in brackets and benefits are presented as positive numbers.
(2)

Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates at January 31, 2019 would result in an increase in earnings before tax of $32 million ($37 million at October 31, 2018). A 100 basis point decrease in interest rates at January 31, 2019, would result in a decrease in earnings before tax of $35 million ($37 million at October 31, 2018). A 10% decrease in equity market values at January 31, 2019, would result in a decrease in earnings before tax of $49 million ($44 million at October 31, 2018). A 10% increase in equity market values at January 31, 2019, would result in an increase in earnings before tax of $47 million ($42 million at October 31, 2018). The impact to earnings from insurance market risk is reflected in Insurance Claims, Commissions and Changes in Policy Benefit Liabilities on Consolidated Statement of Income and the corresponding change in the fair value of our policy benefit liabilities is reflected in Other Liabilities on the Consolidated Balance Sheet. Insurance market risk impacts are not reflected in the table above.

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $236.0 billion at January 31, 2019, compared with $242.6 billion at October 31, 2018. The decrease in unencumbered liquid assets was due to lower cash and higher secured funding activities. Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Harris Bank, our U.S. bank entity, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not rely on central bank facilities as a source of available liquidity when assessing the strength of BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. The Asset Encumbrance table on page 27 provides a summary of total encumbered and unencumbered assets.

26 BMO Financial Group First Quarter Report 2019

Liquid Assets

	As at January 31, 2019					As at October 31, 2018
(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)

Cash and cash equivalents	40,470	-	40,470	1,995	38,475	40,487
Deposits with other banks	7,609	-	7,609	-	7,609	8,305
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	172,760	28,174	200,934	115,078	85,856	78,158
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	37,236	391	37,627	16,753	20,874	19,767
Corporate & other debt	24,650	11,845	36,495	6,224	30,271	27,972
Corporate equity	54,529	27,909	82,438	53,554	28,884	42,805
Total securities and securities borrowed or purchased under resale agreements	289,175	68,319	357,494	191,609	165,885	168,702
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	25,940		25,940	1,929	24,011	25,118
Total liquid assets	363,194	68,319	431,513	195,533	235,980	242,612
Other eligible assets at central banks (not included above) (5)	67,833	-	67,833	662	67,171	63,369
Undrawn credit lines granted by central banks	-	-	-	-	-	-
Total liquid assets and other sources	431,027	68,319	499,346	196,195	303,151	305,981

(1)	The carrying values outlined in this table are consistent with the carrying values reported in BMO’s balance sheet as at January 31, 2019.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)

Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.

(4)

Under IFRS, National Housing Authority (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

(5)

Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

Asset Encumbrance (Canadian $ in millions)

		Encumbered (2)		Net unencumbered
As at January 31, 2019	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	48,079	-	1,995	-	46,084
Securities (5)	383,434	160,801	32,737	11,418	178,478
Loans	371,664	69,385	662	234,446	67,171
Other assets
Derivative instruments	21,633	-	-	21,633	-
Customers’ liability under acceptances	21,529	-	-	21,529	-
Premises and equipment	1,971	-	-	1,971	-
Goodwill	6,388	-	-	6,388	-
Intangible assets	2,285	-	-	2,285	-
Current tax assets	1,469	-	-	1,469	-
Deferred tax assets	1,813	-	-	1,813	-
Other assets	14,651	2,663	-	11,988	-
Total other assets	71,739	2,663	-	69,076	-
Total assets	874,916	232,849	35,394	314,940	291,733

		Encumbered (2)		Net unencumbered
As at October 31, 2018	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	50,447	-	1,655	-	48,792
Securities (5)	352,884	127,211	31,853	10,580	183,240
Loans	356,126	73,553	660	218,544	63,369
Other assets
Derivative instruments	26,204	-	-	26,204	-
Customers’ liability under acceptances	18,585	-	-	18,585	-
Premises and equipment	1,986	-	-	1,986	-
Goodwill	6,373	-	-	6,373	-
Intangible assets	2,272	-	-	2,272	-
Current tax assets	1,515	-	-	1,515	-
Deferred tax assets (6)	2,039	-	-	2,039	-
Other assets (6)	14,677	2,509	-	12,168	-
Total other assets	73,651	2,509	-	71,142	-
Total assets	833,108	203,273	34,168	300,266	295,401

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $11.4 billion as at January 31, 2019, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held at our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).
(6)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied.

BMO Financial Group First Quarter Report 2019 27

BMO’s Liquidity Coverage Ratio (LCR) is summarized in the following table. The average daily LCR for the quarter ended January 31, 2019, is 138%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR ratio is down from 145% last quarter, due to an increase in net cash outflows, partially offset by an increase in HQLA. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during that period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending and trading activities and other non-HQLA debt maturing over a 30-day horizon. OSFI-prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available in a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 27.

Additional information on Liquidity and Funding Risk governance can be found on page 100 of BMO’s 2018 Annual Report.

Liquidity Coverage Ratio

(Canadian $ in billions, except as noted) For the quarter ended January 31, 2019	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	161.8

Cash Outflows
Retail deposits and deposits from small business customers, of which:	172.6	10.7
Stable deposits	93.9	2.8
Less stable deposits	78.7	7.9
Unsecured wholesale funding, of which:	172.3	93.4
Operational deposits (all counterparties) and deposits in networks of cooperative banks	69.6	17.3
Non-operational deposits (all counterparties)	71.2	44.6
Unsecured debt	31.5	31.5
Secured wholesale funding	*	23.3
Additional requirements, of which:	141.0	31.2
Outflows related to derivatives exposures and other collateral requirements	8.2	4.5
Outflows related to loss of funding on debt products	3.4	3.4
Credit and liquidity facilities	129.4	23.3
Other contractual funding obligations	0.9	-
Other contingent funding obligations	393.8	6.7
Total cash outflows	*	165.3

Cash Inflows
Secured lending (e.g. reverse repos)	152.5	27.8
Inflows from fully performing exposures	8.4	5.0
Other cash inflows	15.1	15.1
Total cash inflows	176.0	47.9

		Total adjusted value (4)
Total HQLA		161.8
Total net cash outflows		117.4
Liquidity Coverage Ratio (%) (2)		138

For the quarter ended October 31, 2018		Total adjusted value (4)
Total HQLA		155.0
Total net cash outflows		106.9
Liquidity Coverage Ratio (%)		145

  * Disclosure is not required under the LCR disclosure standard.

(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 62 business days in the first quarter of 2019.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

28 BMO Financial Group First Quarter Report 2019

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must be of a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded largely with wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $341.7 billion at January 31, 2019, up from $329.2 billion at October 31, 2018, due to strong deposit growth. BMO also receives non-marketable deposits from corporate and institutional customers in support of certain trading activities. These deposits totalled $33.4 billion as at January 31, 2019.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $196.0 billion at January 31, 2019, with $60.5 billion sourced as secured funding and $135.5 billion as unsecured funding. Wholesale funding outstanding decreased from $203.3 billion at October 31, 2018, primarily due to wholesale funding maturities. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found on page 30. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $236.0 billion as at January 31, 2019, that can be monetized to meet potential funding requirements, as described on page 26.

In April 2018, the Government of Canada published the final regulations on Canada’s Bank Recapitalization (Bail-In) Regime, which became, effective on September 23, 2018. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions. BMO is required to meet minimum TLAC ratio requirements by November 1, 2021. We do not expect a material impact to our funding plan as a result of Canada’s Bail-In Regime and TLAC requirements. For more information on Canada’s Bail-In Regime and TLAC requirements, please see Regulatory Developments under Capital Management on page 11.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card, auto and home equity line of credit (HELOC) securitizations, covered bonds and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding needs in relation to the funding sources available. The funding plan is reviewed annually by the Balance Sheet and Capital Management Committee and Risk Management Committee and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (Canadian $ in millions) (1)

	As at January 31, 2019								As at October 31, 2018
As at January 31, 2019	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	5,271	247	21	102	5,641	-	9	5,650	4,977
Certificates of deposit and commercial paper	11,180	18,008	16,220	16,335	61,743	1,781	-	63,524	68,318
Bearer deposit notes	335	229	25	-	589	-	-	589	576
Asset-backed commercial paper (ABCP)	1,457	2,400	1,034	-	4,891	-	-	4,891	3,586
Senior unsecured medium-term notes	-	1,400	3,468	3,052	7,920	11,670	35,483	55,073	55,753
Senior unsecured structured notes (2)	13	-	-	7	20	12	3,675	3,707	3,693
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	475	526	1,137	2,138	3,368	12,311	17,817	18,203
Covered bonds	-	-	1,503	2,254	3,757	3,631	17,678	25,066	25,263
Other asset-backed securitizations (3)	-	-	-	1,164	1,164	289	4,770	6,223	6,930
Subordinated debt	-	-	-	-	-	-	6,962	6,962	6,841
Other (4)	-	3,644	-	-	3,644	-	2,889	6,533	9,185
Total	18,256	26,403	22,797	24,051	91,507	20,751	83,777	196,035	203,325
Of which:
Secured	1,457	6,519	3,063	4,555	15,594	7,288	37,648	60,530	63,167
Unsecured	16,799	19,884	19,734	19,496	75,913	13,463	46,129	135,505	140,158
Total (5)	18,256	26,403	22,797	24,051	91,507	20,751	83,777	196,035	203,325

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table on page 31, and also excludes ABCP issued by certain ABCP conduits that is not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card and auto securitizations.
(4)	Refers to FHLB advances.
(5)	Total wholesale funding consists of Canadian-dollar-denominated funding of $47.6 billion and U.S.-dollar and other foreign-denominated funding of $148.4 billion as at January 31, 2019.

BMO Financial Group First Quarter Report 2019 29

Regulatory Developments

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of a bank’s assets. OSFI issued guidance on the domestic implementation of the NSFR in 2019. Under the guidance, Canadian Domestic Systemically Important Banks would be required to maintain a minimum NSFR of 100% beginning January 1, 2020 and to publicly disclose the NSFR beginning with the quarter ended January 31, 2021. Additionally in February 2019, OSFI issued proposed revisions to the Liquidity Coverage Ratio (LCR) and other liquidity metrics under the Liquidity Adequacy Requirements (LAR) Guideline with a target implementation date of January 1, 2020.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 starting on page 167 of BMO’s 2018 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, Standard & Poor’s (S&P), Fitch and DBRS have a stable outlook on BMO.

On February 1, 2019, in response to the implementation of bail-in rules in Canada, Fitch downgraded the Support Ratings for Canadian D-SIBs, to ‘5’ from ‘2’ and Support Ratings Floors to ‘No Floor’ from ‘BBB-‘. Fitch’s lowered view on sovereign support has no impact on the Issuer Default Ratings, Viability Ratings, or issue level ratings for D-SIBs, including BMO. Fitch’s ratings on BMO’s senior debt and legacy senior debt are unchanged at AA-.

As at January 31, 2019

Rating agency	Short-term debt	Senior debt (1)	Long-term deposits / Legacy senior debt (2)	Subordinated debt – NVCC	Outlook
Moody’s	P-1	A2	Aa2	Baa1	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA-	A+	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)

Subject to conversion under the Bank Recapitalization (Bail-In) Regime. Defined as “Junior Senior Unsecured” by Moody’s, “Bail-In Eligible Senior Debt” by S&P, “Senior Unsecured” by Fitch, and “Bail-Inable Senior Debt” by DBRS.

(2)

Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime. Defined as “Senior Unsecured” by Moody’s and S&P, and “Senior Preferred” by Fitch, and “Legacy Senior” by DBRS.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at January 31, 2019, we would be required to provide additional collateral to counterparties totalling $112 million, $410 million and $622 million under a one-notch, two-notch and three-notch downgrade, respectively.

30 BMO Financial Group First Quarter Report 2019

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, both under normal market conditions and under a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									January 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets
Cash and Cash Equivalents	39,509	-	-	-	-	-	-	-	961	40,470
Interest Bearing Deposits with Banks	3,839	1,701	1,206	169	681	13	-	-	-	7,609
Securities	3,880	3,297	6,545	3,756	7,217	15,435	43,275	61,268	43,803	188,476
Securities Borrowed or Purchased under Resale Agreements	77,095	17,431	5,479	611	83	-	-	-	-	100,699
Loans
Residential mortgages	1,534	2,861	6,095	4,714	3,897	25,993	63,744	11,201	-	120,039
Consumer instalment and other personal	633	705	1,133	796	883	5,749	19,809	9,974	23,559	63,241
Credit cards	-	-	-	-	-	-	-	-	8,187	8,187
Business and government	12,636	7,830	7,469	5,715	5,219	20,986	82,239	13,735	51,936	207,765
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,628)	(1,628)
Total Loans, net of allowance	14,803	11,396	14,697	11,225	9,999	52,728	165,792	34,910	82,054	397,604
Other Assets
Derivative instruments	1,291	1,699	1,186	594	1,528	2,684	4,764	7,887	-	21,633
Customers’ liability under acceptances	18,419	2,966	90	54	-	-	-	-	-	21,529
Other	1,977	345	363	58	16	13	11	4,699	21,095	28,577
Total Other Assets	21,687	5,010	1,639	706	1,544	2,697	4,775	12,586	21,095	71,739
Total Assets	160,813	38,835	29,566	16,467	19,524	70,873	213,842	108,764	147,913	806,597

(Canadian $ in millions)									January 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	16,081	6,986	3,511	106	304	131	-	-	3,727	30,846
Business and government	21,523	25,526	25,600	11,215	18,088	18,553	51,623	12,179	130,122	314,429
Individuals	2,606	6,183	7,462	9,578	12,492	13,722	15,788	2,263	116,830	186,924
Total Deposits	40,210	38,695	36,573	20,899	30,884	32,406	67,411	14,442	250,679	532,199
Other Liabilities
Derivative instruments	1,621	2,219	1,355	884	2,270	2,900	5,285	6,654	-	23,188
Acceptances	18,419	2,966	90	54	-	-	-	-	-	21,529
Securities sold but not yet purchased	30,407	-	-	-	-	-	-	-	-	30,407
Securities lent or sold under repurchase agreements	80,870	4,951	1,889	73	-	-	-	-	-	87,783
Securitization and structured entities’ liabilities	-	511	534	618	1,565	4,640	13,013	3,088	-	23,969
Other	7,837	4,044	48	49	211	599	3,142	2,041	15,382	33,353
Total Other Liabilities	139,154	14,691	3,916	1,678	4,046	8,139	21,440	11,783	15,382	220,229
Subordinated Debt	-	-	-	-	-	-	-	6,820	-	6,820
Total Equity	-	-	-	-	-	-	-	-	47,349	47,349
Total Liabilities and Equity	179,364	53,386	40,489	22,577	34,930	40,545	88,851	33,045	313,410	806,597
(1) Deposits payable on demand and payable after notice have been included under no maturity.
(Canadian $ in millions)									January 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	870	5,039	11,224	9,768	9,337	20,539	88,268	2,616	-	147,661
Backstop liquidity facilities	-	-	-	-	-	5,094	-	-	-	5,094
Operating leases	32	68	102	101	95	352	764	1,611	-	3,125
Securities lending	4,694	-	-	-	-	-	-	-	-	4,694
Purchase obligations	51	99	146	152	147	438	179	77	-	1,289

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group First Quarter Report 2019 31

(Canadian $ in millions)									October 31, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets
Cash and Cash Equivalents	41,162	-	-	-	-	-	-	-	980	42,142
Interest Bearing Deposits with Banks	4,964	1,717	1,037	457	112	18	-	-	-	8,305
Securities	4,522	4,283	5,049	7,749	4,943	11,854	32,480	56,004	54,051	180,935
Securities Borrowed or Purchased under Resale Agreements	67,804	12,732	2,490	1,781	191	53	-	-	-	85,051
Loans
Residential mortgages	1,782	1,848	4,343	6,306	4,769	24,522	64,636	11,414	-	119,620
Consumer instalment and other personal	607	440	1,026	1,143	943	5,414	19,910	9,812	23,930	63,225
Credit cards	-	-	-	-	-	-	-	-	8,329	8,329
Business and government	13,088	5,921	7,126	6,779	6,218	19,543	75,099	12,247	48,435	194,456
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,639)	(1,639)
Total Loans, net of allowance	15,477	8,209	12,495	14,228	11,930	49,479	159,645	33,473	79,055	383,991
Other Assets
Derivative instruments	2,040	3,385	1,645	1,012	807	3,407	6,074	7,834	-	26,204
Customers’ liability under acceptances	16,529	1,988	65	3	-	-	-	-	-	18,585
Other	1,740	506	189	26	6	17	20	4,824	21,534	28,862
Total Other Assets	20,309	5,879	1,899	1,041	813	3,424	6,094	12,658	21,534	73,651
Total Assets	154,238	32,820	22,970	25,256	17,989	64,828	198,219	102,135	155,620	774,075

(Canadian $ in millions)									October 31, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	16,966	6,032	1,200	227	106	-	-	-	3,376	27,907
Business and government	23,524	32,231	22,713	15,893	8,629	22,418	48,684	11,809	126,276	312,177
Individuals	2,582	6,455	7,953	7,619	10,536	11,736	16,327	2,582	115,054	180,844
Total Deposits	43,072	44,718	31,866	23,739	19,271	34,154	65,011	14,391	244,706	520,928
Other Liabilities
Derivative instruments	1,499	2,456	1,616	913	639	3,831	6,335	7,122	-	24,411
Acceptances	16,529	1,988	65	3	-	-	-	-	-	18,585
Securities sold but not yet purchased	28,804	-	-	-	-	-	-	-	-	28,804
Securities lent or sold under repurchase agreements	63,496	2,249	8	931	-	-	-	-	-	66,684
Securitization and structured entities’ liabilities	1,044	1,084	475	512	588	4,912	13,398	3,038	-	25,051
Other	8,548	5,568	44	34	184	789	4,455	1,905	15,582	37,109
Total Other Liabilities	119,920	13,345	2,208	2,393	1,411	9,532	24,188	12,065	15,582	200,644
Subordinated Debt	-	-	-	-	-	-	-	6,782	-	6,782
Total Equity	-	-	-	-	-	-	-	-	45,721	45,721
Total Liabilities and Equity	162,992	58,063	34,074	26,132	20,682	43,686	89,199	33,238	306,009	774,075
(1) Deposits payable on demand and payable after notice have been included under no maturity. Certain comparative figures have been reclassified to conform with the current year’s presentation.
(Canadian $ in millions)									October 31, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,472	3,610	6,892	9,620	11,345	21,056	84,295	3,144	-	141,434
Backstop liquidity facilities	-	-	-	-	-	-	5,627	-	-	5,627
Operating leases	34	70	99	101	100	358	770	1,210	-	2,742
Securities lending	4,939	-	-	-	-	-	-	-	-	4,939
Purchase obligations	56	388	153	155	158	615	186	82	-	1,793

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

32 BMO Financial Group First Quarter Report 2019

European Exposures

BMO’s European exposures were disclosed and discussed on pages 93 and 94 of BMO’s 2018 Annual Report. Our exposure to European countries, as at January 31, 2019, is set out in the tables that follow. Our net portfolio exposures are summarized in the below tables for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (Canadian $ in millions) (1)

As at January 31, 2019
	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

GIIPS

Greece	-	-	-	-	-	-	-	-	-	-

Ireland (7)	163	-	-	-	-	3	189	-	192	355

Italy	14	-	-	-	-	-	-	-	-	14

Portugal	-	-	-	-	-	-	-	-	-	-

Spain	162	-	3	-	3	-	-	-	-	165
Total – GIIPS	339	-	3	-	3	3	189	-	192	534

Eurozone (excluding GIIPS)

France	245	74	-	166	240	58	22	-	80	565

Germany	375	353	27	6,297	6,677	19	12	-	31	7,083

Netherlands	338	420	11	-	431	6	60	-	66	835

Other (8)	218	-	2	270	272	3	11	1	15	505
Total – Eurozone (excluding GIIPS)	1,176	847	40	6,733	7,620	86	105	1	192	8,988

Rest of Europe

Norway	-	237	-	101	338	1	-	-	1	339

Sweden	360	366	1	-	367	-	2	3	5	732

Switzerland	7	186	1	312	499	3	-	-	3	509

United Kingdom	1,108	35	559	6,422	7,016	49	170	25	244	8,368

Other (8)	178	-	-	-	-	87	14	42	143	321
Total – Rest of Europe	1,653	824	561	6,835	8,220	140	186	70	396	10,269
Total – All of Europe (9)	3,168	1,671	604	13,568	15,843	229	480	71	780	19,791

As at October 31, 2018
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure
Total – GIIPS	321	-	44	-	44	27	138	-	165	530
Total – Eurozone (excluding GIIPS)	1,081	738	47	5,095	5,880	61	153	30	244	7,205
Total – Rest of Europe	1,566	673	646	4,232	5,551	112	161	76	349	7,466
Total – All of Europe (9)	2,968	1,411	737	9,327	11,475	200	452	106	758	15,201

  Refer to footnotes in the following table.

BMO Financial Group First Quarter Report 2019 33

European Lending Exposure by Country and Counterparty (Canadian $ in millions) (1)

	Lending (2)
	Funded lending as at January 31, 2019			As at January 31, 2019		As at October 31, 2018
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded

GIIPS

Greece	-	-	-	-	-	-	-

Ireland (7)	-	163	-	175	163	5	5

Italy	14	-	-	14	14	15	15

Portugal	-	-	-	-	-	-	-

Spain	138	24	-	210	162	318	301
Total – GIIPS	152	187	-	399	339	338	321

Eurozone (excluding GIIPS)

France	179	66	-	292	245	186	136

Germany	239	136	-	424	375	522	461

Netherlands	140	198	-	445	338	443	298

Other (8)	81	137	-	292	218	313	186
Total – Eurozone (excluding GIIPS)	639	537	-	1,453	1,176	1,464	1,081

Rest of Europe

Norway	-	-	-	-	-	687	323

Sweden	34	326	-	841	360	87	28

Switzerland	7	-	-	68	7	303	244

United Kingdom	6	1,102	-	2,053	1,108	1,638	942

Other (8)	40	138	-	406	178	548	29
Total – Rest of Europe	87	1,566	-	3,368	1,653	3,263	1,566
Total – All of Europe (9)	878	2,290	-	5,220	3,168	5,065	2,968

(1)	BMO has the following indirect exposures to Europe as at January 31, 2019:

       –  Collateral of €1.4 billion to support trading activity in securities (€448 million from GIIPS) and €175 million of cash collateral held.

       –  Guarantees of $8.5 billion ($145 million to GIIPS).

(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)

BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $184 million, with no net single-name* CDS exposure to GIIPS countries as at January 31, 2019 (*includes a net position of $132 million (bought protection) on a CDS Index, of which 16% is comprised of GIIPS domiciled entities).

(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($35 billion for Europe as at January 31, 2019).
(6)

Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $11 million as at January 31, 2019.
(8)	Other Eurozone exposure includes 4 countries with less than $300 million net exposure. Other European exposure is distributed across 5 countries.
(9)	Of our total net direct exposure to Europe, approximately 97% was to counterparties in countries with a rating of Aa2/AA from at least one of Moody’s or S&P.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

34 BMO Financial Group First Quarter Report 2019

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2018 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 26, 2019, at 8:30 a.m. (ET). The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto), entering Passcode: 8641002#. A replay of the conference call can be accessed until Tuesday, May 28, 2019, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 6462367#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Jill Homenuk, Head, Investor, Media & Government Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

November 2018: $97.65

December 2018: $87.50

January 2019: $97.09

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and
disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2018 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2018 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2019 The next Annual Meeting of Shareholders will be held on Tuesday, April 2, 2019, in Toronto, Ontario.

® Registered trademark of Bank of Montreal

BMO Financial Group First Quarter Report 2019 55